      As Filed with Securities and Exchange Commission on December 8, 1999
                                                   Registration No. 333-________

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               BIOLYNX.COM, INC.
          (Exact name of the registrant as specified in its charter)

           Texas                             0073                      74-2916627
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification No.)

                               5617 Grissom Road
                           San Antonio, Texas 78238
                                (210) 256-8300
         (Address, including zip code and telephone number, including area code, of the registrant's principal executive offices)

                      John D. Walker II                                 With a copy to:
                          President                                 Norman T. Reynolds, Esq.
                       5617 Grissom Road                               Jackson Walker L.L.P.
                   San Antonio, Texas 78238                      1100 Louisiana Street, Suite 4200
                        (210) 256-8300                                 Houston, Texas 77002
   (Name, address, including zip code, and telephone number,              (713) 752-4512
 including area code, of agent for service for the registrant)

                                 _____________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement has been declared effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum    Proposed Maximum     Amount of
      Title of Each Class of                  Amount To      Offering Price        Aggregate        Registration
   Securities To Be Registered              Be Registered    Per Share (1)       Offering Price         Fee
------------------------------------------------------------------------------------------------------------------
Common Stock to be Newly Issued...........    1,000,000         $4.00              $4,000,000        $1,056.00
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                                 _____________

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                               BIOLYNX.COM, INC.
                             Cross-Reference Sheet
                     Showing Location in the Prospectus of
                  Information Required by Items of Form SB-2


        Form SB-2 Item Number and Caption                                     Location In Prospectus
        ---------------------------------                                     ----------------------
1.   Front of Registration Statement and
      Outside Front Cover of Prospectus....................           Outside Front Cover Page
2.   Inside Front and Outside Back Cover
      Pages of Prospectus..................................           Inside Front Cover Page; Outside Back Cover Page
3.   Summary Information and Risk Factors..................           Prospectus Summary; Risk Factors; Business
4.   Use of Proceeds.......................................           Use of Proceeds
5.   Determination of Offering Price.......................           Outside Front Cover Page; Risk Factors
6.   Dilution..............................................           Risk Factors; Dilution
7.   Selling Security Holders..............................           *
8.   Plan of Distribution..................................
9.   Legal Proceedings.....................................           Plan of Distribution
10.  Directors, Executive Officers, Promoters                         Business - Litigation
      and Control Persons..................................
                                                                      Business; Management - Executive Officers and Directors
11.  Security Ownership of Certain Beneficial
      Owners and Management................................           Principal Stockholders
12.  Description of Securities.............................           Description of Securities
13.  Interest of Named Experts and Counsel.................           *
14.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.......           Description of Securities - Certain Provisions of the
                                                                       Articles of Incorporation and Bylaws
15.  Organization Within Last Five Years...................           Business
16.  Description of Business...............................           Business
17.  Management's Discussion and Analysis
      or Plan of Operation.................................           Management's Discussion and Analysis of Financial
                                                                      Condition and Results of Operations
18.  Description of Property...............................           Business - Patents and Intellectual Property, - Facilitie
19.  Certain Relationships and Related Transactions........           Certain Transactions
20.  Market for Common Equity and Related
      Stockholder Matters..................................           Risk Factors; Price Range of Common Stock and
                                                                      Dividend Policy; Description of Securities
21.  Executive Compensation................................           Management - Executive Compensation
22.  Financial Statements..................................           Financial Statements
23.  Changes in and Disagreements with
      Accountants on Accounting and Financial
      Disclosure...........................................           *

___________
(*)  None or Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities, and it is + +not soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 8, 1999

Prospectus

     , 2000


                          [LOGO OF BIOLYNX.COM, INC.]

                        1,000,000 Shares of Common Stock

--------------------------------------------------------------------------------
BioLynx.Com, Inc.:                       The Offering:

 .   We are a biometric technology    .  We are offering for sale 1,000,000
    applications business that          shares of our common stock.
    designs and markets time and
    attendance services to           .  This is our initial public offering, and
    employers utilizing our own         no market currently exits for our
    designed software.                  shares. The initial public offering
                                        price will be $4.00 per share.
 .   BioLynx.Com, Inc.
    5617 Grissom Road                .  We plan to use the proceeds from this
    San Antonio, Texas 78238            offering for acquisitions, working
    (210) 256-8300                      capital and other general corporate
                                        purposes.
Proposed Symbol and Market:

 .   BLNX/OTC Bulletin Board

                                    Offering         Fees and       Proceeds to
                                   Price (1)       Expenses (2)     the Company
-------------------------------------------------------------------------------
  Per Share....................         $4.00        $0.66 (3)        $3.34 (3)
-------------------------------------------------------------------------------
  Total Minimum Offering.......      $250,000         $43,725          $206,275
-------------------------------------------------------------------------------
  Total Maximum Offering.......    $4,000,000        $660,000        $3,340,000

(1) Each share will cost $4.00, in cash. The shares will be sold on a "best efforts" basis through Aurora Financial Services, L.L.C., and other designated licensed selling agents. The selling agents for the shares offered by this prospectus will be paid a commission on the shares sold by them. See "Plan of Distribution." Until the Initial Closing Date, all cash payments for the shares will be subject to an Escrow Agreement and held in an escrow account at a bank. After the Initial Closing Date, all cash payments for the shares will no longer be subject to the Escrow Agreement, and will be immediately available for use by BioLynx.Com. See "Terms of the Offering." This offering will terminate, if not sooner terminated, 180 days from the date of this prospectus.
(2) Management does not anticipate that the fees and expenses relating to this offering will exceed the amounts specified above; however, if such fees and expenses do exceed the amounts specified above, any such excess will be borne by BioLynx.Com and will be deducted from the proceeds to be delivered to us.
(3) If all 1,000,000 of the shares are sold.

--------------------------------------------------------------------------------

 This investment involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                       AURORA FINANCIAL SERVICES, L.L.C.

                                              BioLynx.Com offers a time,
                                              attendance and data integration
                                              solution based on the biometric
                                              technology of hand geometry.



[LOGO OF BIOMETRIC READER]
The BioLynx.Com Solution

By placing the user's hand on a platen, in less than one second, the biometric reader used in the BioLynx.Com Time and Attendance System measures over 90 three-dimensional attributes--including the shape of the hand, the length and width of the fingers, and the shape of the knuckles--to verify the person's identity. As no two hands feature the exact same characteristics, the BioLynx.Com Time and Attendance System is designed to reduce fraud and provide data collection and integration as well as payroll accuracy by:

  .  Eliminating the possibility of "buddy punching."
  . Eliminating the time and expense of administering and replacing badges and timecards, plus the cost of these items.
  .  Stopping losses due to payroll fraud.
  .  Precise payroll, time, and attendance data.
  .  Eliminating manual data entry errors.
  . Streamlining time recording, attendance, and labor tracking functions. . Providing an audit trail of personal activity for physical access control.

Time and Cost-saving Features of the BioLynx.Com Solution Include:

  . The ability to add or review employee punches over the Internet.
  .  The entry of vacation hours and department transfers.
  .  Programming time restrictions to eliminate unscheduled overtime.
  . Providing centralized computer data storage with optional networking. . Securing against intrusions by unauthorized persons.
  . The generation of time and attendance reports for management review and evaluation on a daily or weekly basis which can be received via the Web, e-mail or fax.

Accessing Data

BioLynx.Com provides multiple options for retrieving data including pre-set e-mail and on-demand Web access. We can configure our system to update daily or even during shift changes or break times which ensures that a client will have access to the most up-to-date employee data. We can even configure our system to integrate with a client's accounting program to automate its payroll data entry.

                               TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
Prospectus Summary.........................................................................       4
Risk Factors...............................................................................       7
Forward-looking Statements.................................................................      14
Terms of the Offering......................................................................      14
Plan of Distribution.......................................................................      15
Use of Proceeds............................................................................      16
Price Range of Common Stock and Dividend Policy............................................      16
Corporate Information......................................................................      17
Capitalization.............................................................................      17
Dilution...................................................................................      18
Selected Financial Data....................................................................      20
Management's Discussion and Analysis of Financial Condition and Results of Operations......      21
Business...................................................................................      24
Management.................................................................................      29
Certain Transactions.......................................................................      32
Principal Stockholders.....................................................................      35
Description of Securities..................................................................      37
Shares Eligible for Future Sale............................................................      43
Legal Matters..............................................................................      44
Experts....................................................................................      44
Where You Can Find More Information........................................................      44
Index to Financial Information.............................................................      45

                              PROSPECTUS SUMMARY

     The following summary is qualified by the more detailed information appearing in other sections of this prospectus. The other information is important, so please read carefully this entire prospectus, including the "Risk Factors," and the financial statements and all notes. Unless the context otherwise suggests, "we," "our," "us," the "company," and similar terms, as well as references to "BioLynx.Com," all refer to BioLynx.Com, Inc.

The Company

     BioLynx.Com, Inc. is a biometric technology applications business that designs and markets time and attendance services, utilizing our own copyrighted software. We also plan to engage in employee leasing. We were incorporated on April 29, 1999 in the State of Texas.

     Biometrics is a technology that electronically measures, records, and compares unique personal characteristics for identification. While the technology is common in security and access control applications, it is new to the time and attendance industry. There are two major categories of biometric devices, behavioral and physiological.

     Behavioral devices rely on learned traits that are unique to individuals. Perhaps the most common example of a unique trait is a person's signature. Society routinely uses this trait to verify the identity of an individual, such as with the signature on a check. Another behavioral technology is voice recognition, which records and compares vocal frequency and patterns.

     Physiological biometric identification measures a distinct unique characteristic of a person such as the size and shape of his hand, fingerprint details, blood vessel patterns on the retina, and unique features of the iris. A biometric device provides true identification of a person by comparing his physical characteristics to a known pattern recorded during the enrollment process. Carried identification, like a badge, personal identification number, or password cannot truly identify an individual. A person can transfer any of these to another person.

     The primary benefit of using biometrics in a time and attendance system is payroll accuracy. An accurate payroll requires accurate data entry. Tainted data entered into a time and attendance system results in inaccurate paychecks. A computerized time and attendance system eliminates many inaccuracies inherent in a manual time keeping system. Badges and data terminals collect employee punches electronically. This minimizes many data entry errors. Yet, if one person can use another person's badge to punch in for him, inaccuracies in payroll will persist. A biometric device eliminates that possibility, because the employee has to be there. "Buddy punching" is a common abuse of time keeping systems. We feel that with biometrics, "buddy punching" will be eliminated.

     In our opinion, 3-D Hand Geometry is the most accurate of all the biometric identification techniques. We expect that high accuracy should guarantee user satisfaction because of its very low level of false rejects.

     Our primary market is the employee leasing industry, which employs over 20 million people. John D. Walker II, the Chairman, President, and a major shareholder in BioLynx.Com, has over 10 years experience in the employee leasing business. We plan to provide to our clients all of the information needed to generate their payrolls using 3-D Hand Geometry. Subscribers to our service are expected to realize substantial savings through increased workplace accountability and reduced administrative costs associated with generating their payrolls. Our software, which we designed over a two-year period, is adaptable to any current existing payroll technology so that our clients do not have to change their existing payroll software.

Future Plans

     Currently, BioLynx.Com anticipates acquiring all of the outstanding capital stock of BioLynx Outsource Services, Inc. on December 31, 1999. BioLynx Outsource Services is owned by an affiliate of John D. Walker II, our Chairman, President, and a major shareholder. BioLynx Outsource Services is in the employee leasing business and has increased its sales, and maintained a consistent client base since its founding earlier this year. Moreover, on December 31, 1999, BioLynx Outsource Services plans to acquire from Alamo Commercial Group, Inc. (wholly-owned by Mr. Walker) all of its leased employees, together with all contracts to furnish services and leasing. Given its past experience in developing an employee leasing business, BioLynx.Com's management believes that the ability to increase sales and revenue for both BioLynx.Com and BioLynx Outsource Services will be improved as a result of the merger. Additionally, the combination of the two companies will allow cross-selling and better service to the clients of both companies. Even though both transactions are scheduled to close on December 31, 1999, neither transaction will close until after the effective date of this prospectus. Moreover, if a proposed purchase agreement fails to close by April 1, 2000 because this prospectus has not become effective, that particular agreement will be null and void. As for the payment required at closing of either of the proposed purchases, we can pay cash or give our promissory note due within 90 days thereof. If we utilize the note option, we will have to ensure that we have the required cash to pay the note on its due date. See "Risk Factors" and "Certain Transactions."

The Offering

     The following information regarding shares outstanding is as of November 30, 1999. It excludes (1) 250,000 shares of common stock reserved for issuance under our 1999 Stock Incentive Compensation Plan, (2) the shares which John D. Walker II might receive upon the conversion of our Convertible Subordinated Debenture, (3) shares which may be issued upon the exercise of any outstanding warrant, or (4) any shares of our preferred stock which may be issued in satisfaction of a debt which we have to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. See "Certain Transactions" and "Principal Stockholders." Except as otherwise indicated, the information in this prospectus assumes that the common stock being offered will be sold at $4.00 per share, and that all 1,000,000 shares being offered will be sold.

Common stock offered by BioLynx.Com..  1,000,000 shares.

Common stock to be outstanding
 after this offering.................  5,951,600 shares; includes 4,926,600 shares currently outstanding and 25,000
                                       shares to be issued to the selling agent, in consideration of services rendered in connection with this offering.

Use of proceeds......................  We intend to use the estimated net proceeds of $3,340,000 that we will
                                       receive from this offering for
                                       acquisitions, working capital and other
                                       general corporate purposes.

Proposed OTC Bulletin Board Symbol...  BLNX

Summary Financial Data

     You should read the summary financial and other data below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and Notes thereto included elsewhere in this prospectus. The pro forma as adjusted balance sheet data reflect (1) the additional sale between October 1, 1999 and November 24, 1999 of 319,500 shares of our common stock in a private placement at $2.00 per share before considering offering costs, (2) the awarding between October 1, 1999 and November 24, 1999 of 340,000 shares of our common stock to consultants, advisers, selling agents, and a board member, and the corresponding charge to expense of $680,000 (the shares of the common stock were valued at $2.00 per share), and (3) the sale of 1,000,000 shares of our common stock in this offering at an assumed offering price of $3.34 per share, after deducting the estimated selling expenses and commissions, and the application of the net proceeds therefrom. See "Capitalization" and "Use of Proceeds."

                                                                        Inception                     Nine Months
                                                                         Through                         Ended
                                                                    December 31, 1998             September 30, 1999
                                                                    -----------------             ------------------
Statement of Operations Data:

Total services revenues.......................................                   ----             $           10,410
Total cost of operations......................................                   ----                           ----
                                                                                                  ------------------
Gross profit..................................................                   ----             $           10,410
Loss from operations..........................................      $        (799,998)            $       (1,390,884)
Net loss......................................................      $        (799,998)            $       (1,431,666)
Basic and diluted net loss per share..........................      $           (0.36)            $            (0.46)
Weighted average common shares outstanding....................              2,249,000                      3,081,580


                                                                   September 30, 1999                    As Adjusted
                                                                   ------------------             ------------------
Balance Sheet Data:

Cash and cash equivalents.....................................     $           78,462             $        3,978,274
Working capital (deficit).....................................     $         (132,743)            $        3,767,069
Total assets..................................................     $          226,117             $        4,125,929
Convertible subordinated debentures...........................     $        1,107,523             $        1,107,523
Stockholders' equity (deficit)................................     $       (1,130,253)            $        2,769,559

                                 RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all other information included in this prospectus, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.

General Risks

     Each purchaser of shares of our common stock will be subject to the risks generally incident to the ownership and operation of a newly organized business utilizing new technology as well as changes in general economic conditions, operating expenses, governmental rules and fiscal policies, acts of God and other factors which are beyond our control.

Limited Operating History

     Although our predecessor, BioLynx, Inc., has been in business since December 1998, we have no significant operating history.

Dilution

     The initial public offering price of the common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, we currently expect that you will incur an immediate and substantial dilution of $3.53 per share based upon an assumed initial public offering price of $4.00 per share. In the event we issue additional shares of common stock in the future, you may experience further dilution. For example, John D. Walker II, our Chairman, President, and a major shareholder, has the right to convert our Convertible Subordinated Debenture held by him into 335,613 shares of the common stock at a price of $3.30, which amount is $0.70 below the public offering price. Moreover, if we acquire all of the shares of the capital stock of BioLynx Outsource Services, Inc., and all of the leased employees, and all contracts to furnish services and leasing of Alamo Commercial Group, Inc., both of which are affiliates of Mr. Walker, the affiliates of Mr. Walker will receive 3,551,883 shares of our preferred stock, which will be convertible at any time into approximately 1,076,328 shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock.

     Additionally, as of September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. We have agreed with Mr. Walker and United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker and United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. by the issuance of our preferred stock, on the basis of one share of preferred stock for every dollar of debt owed, which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. See "Certain Transactions" and "Principal Stockholders." Further, pursuant to our 1999 Stock Incentive Compensation Plan, we could issue up to 250,000 shares of the common stock. See "Management - Stock Options." Finally, we have outstanding our warrant covering 7,500 shares of our common stock in favor of Travis Morgan Securities, Inc., a member of the selling group which participated in our private placement which concluded on November 24, 1999. To the extent such options or warrant are exercised, you would experience further dilution.

Anti-Takeover Provisions

     Our Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of BioLynx.Com. In addition, the Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without shareholder approval. If we acquire all of the shares of the capital stock of BioLynx Outsource Services, Inc., and all of the leased employees, and all contracts to furnish services and leasing of Alamo Commercial Group, Inc., both of which are affiliates of Mr. Walker, the affiliates of Mr. Walker will receive 3,551,883 shares of our preferred stock, which will be convertible at any time into approximately 1,076,328 shares of our common stock as discussed above. Moreover, pursuant to an agreement, we may be called upon to issue shares of our preferred stock to Mr. Walker and his affiliated companies in satisfaction of a debt. The ability to issue shares of preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of BioLynx.Com, or otherwise could adversely affect the market price of our common stock.

No Dividends

     BioLynx.Com has never paid dividends on the common stock and does not expect to pay dividends thereon in the foreseeable future.

Control of BioLynx.Com

     Our current shareholders, even if all of the shares are sold pursuant to this offering, will own 83 percent of the issued and outstanding shares of our common stock. Consequently, the current shareholders of BioLynx.Com will have the power to control the composition of our Board of Directors. All calculations of stock ownership described in this paragraph assume that all of the shares being offered hereby will be purchased.

Proceeds Immediately Available after the Initial Closing Date

     After the Initial Closing Date (as hereinafter defined on page 13), the proceeds to be received by us from the sale of additional shares will be immediately available for use by us, without the requirement of any escrow. There is no assurance that we will be able to sell all 1,000,000 of the shares offered hereby. As a result, those investors who purchase shares early in the offering period will be more at risk than those investors who purchase shares later in the offering period, inasmuch as the later investors will have more knowledge with respect to the success of our sales efforts. Furthermore, if we decide to terminate this offering before the sale of all 1,000,000 shares of the common stock offered hereby, there can be no assurance that the proceeds raised by us up to the date of termination will be sufficient for our projected operations.

Adequacy of Working Capital

     While we, through this offering, will raise what we feel is sufficient working capital for the foreseeable future, there can be no assurance that the resulting working capital to be available to us will be sufficient to enable us to continue to develop our strategies for the marketplace.

Key Personnel

     Our future financial success depends to a large degree upon the individual efforts of our key personnel. As of the date of this prospectus, we have nine employees. As we grow, we may need to add additional staff members. There can be no certainty that we will be successful in attracting and retaining the persons needed.

Issuance of Additional Shares of the Common Stock

     Should we issue additional shares of the common stock at a later time, each investor's ownership interest in BioLynx.Com would be proportionally reduced.
No investor will have any preemptive right to acquire additional shares of the common stock, or any other securities of BioLynx.Com.

Competition

     Although there are no direct competitors with the biometrics portion of our business, we feel that any company which offers payroll services may be viewed as a potential competitor. There are many payroll service companies which are larger, better financed and have greater market exposure than BioLynx.Com. As for the employee leasing portion of our projected business, there are many competitors. Among the largest are Administaff, Inc. and Staff Leasing, Inc. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in client requirements. Competitive pressures could reduce our market share or require us to reduce the price of our products, either of which could have a material adverse effect on our business, operating results, and financial condition.

Dependence on Contracts with Third Parties

     BioLynx.Com does not manufacture the hardware components of the systems used by it, but rather purchases those components from third parties in accordance with specific design requirements. Currently, we only purchase certain hardware components from one manufacturer. The failure of that manufacturer to deliver its components in a timely manner could result in a loss of business or time delays for the installation of our systems, until such time as we could arrange for an alternative supplier.

A Public Market for Our Common Stock May Be Uncertain

     Prior to this offering, there has been no public market for our common stock. In the event that the common stock is ever quoted on the OTC Bulletin Board, there can be no assurance that an active public market for the common stock will be sustained. The initial public offering price of $4.00 per share for our common stock was arbitrarily determined by BioLynx.Com, and you may be unable to resell your shares at or above that initial offering price. Although the offering price is based on what we regard the shares to be worth, the offering price should not be considered an indication of the actual value of the securities. After this offering, the market price of our common stock may be subject to significant fluctuations in response to numerous factors, including:

     . Variations in our annual or quarterly financial results or those of our competitors.

     . Changes by financial research analysts in their estimates of our earnings or our failure to meet such estimates.

     . Conditions in the economy in general or in the software and other technology industries.

     .    Announcements of key developments by competitors.

     .    Loss of key personnel.

     .    Unfavorable publicity affecting our industry or us.

     .    Adverse legal events affecting us.

     .    Sales of BioLynx.Com common stock by existing shareholders.

     From time to time, the stock market experiences significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our performance. Recently, such volatility has particularly impacted the stock prices of publicly traded technology companies. In the past, securities class action litigation has been instigated against companies following periods of volatility in the market price of the companies' securities. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

"Penny Stock" Issues

     The shares of the common stock will be "penny stocks" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock. In addition, the "penny stock" rules adopted by the Securities and Exchange Commission (the "SEC") under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling "penny stocks" must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in "penny stocks." Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in "penny stocks." Accordingly, the SEC's rules may limit the number of potential purchasers of the shares of the common stock.

     If BioLynx.Com cannot qualify for quotation on the OTC Bulletin Board, the shares of the common stock will only be quoted in the less automated "Pink Sheets," a system run by the National Quotation Bureau, L.L.C. We will be obligated to make all filings required under the Exchange Act. If for some reason we should fail in our registration efforts described in this prospectus or not file our required reports pursuant to the Exchange Act, it is possible that we would no longer be eligible for quotation on the OTC Bulletin Board and we would be relegated to the "Pink Sheets." There can be no assurance that an active trading market will develop for the shares of our common stock in the "Pink Sheets" or if such market is developed that it will be sustained.

     Moreover, various state securities laws impose restrictions on transferring "penny stocks," and as a result, investors in the common stock may have their ability to sell their shares of the common stock further impaired.

Shares Reserved for Issuance

     BioLynx.Com has 335,613 shares of the common stock reserved for issuance upon the exercise of BioLynx.Com's eight percent Convertible Subordinated Debenture in the amount of $1,107,523 in favor of John D. Walker II, our Chairman, President, and a major shareholder, and options for 250,000 shares which may be granted pursuant to BioLynx.Com's 1999 Stock Incentive Compensation Plan. The debt evidenced by the debenture is convertible into shares of our common stock on the basis of 3.3 shares of common stock for every one dollar of debt. The exercise price of the shares to be issued pursuant to the stock option plan will not be less than 100 percent of the fair market value of the shares on the date of grant. There can be no assurance that any of these securities will be sold or converted or exercised, or that we will receive any proceeds from the conversion or the exercise thereof. See "Management - Stock Options" and "Certain Transactions." The exercise or conversion of these securities, and the resale of the underlying shares of the common stock, could have a dilutive effect on the prevailing market price of the common stock. If we acquire all of the shares of the capital stock of BioLynx Outsource Services, Inc., and all of the leased employees, together with all contracts to furnish services and leasing of Alamo Commercial Group, Inc., both of which are affiliates of Mr. Walker, the affiliates of Mr. Walker will receive 3,551,883 shares of our preferred stock, which will be convertible into approximately 1,076,328 shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock.

     Also, we have outstanding a warrant covering 7,500 shares of our common stock in favor of Travis Morgan Securities, Inc., a member of the selling group which participated in our private placement which concluded on November 24, 1999. Travis Morgan Securities, Inc. is likewise slated to be a selling agent in connection with this offering. We have likewise reserved 7,500 shares of our common stock against the possible exercise of the warrant. See "Description of Securities."

     Additionally, as of September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. We have agreed with Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. by the issuance of our preferred stock which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. See "Certain Transactions" and "Principal Stockholders." We will reserve enough shares of the common stock to satisfy the conversion rights under the preferred stock, if the two anticipated acquisitions and the debt conversion occur.

Possible Notes Payable

     If the closings of the purchases with respect to BioLynx Outsource Services, Inc. and Alamo Commercial Group, Inc. occur, we may pay the down payment called for in each contract of purchase, totaling $1,500,000 in the aggregate, by means of our promissory note due within 90 days of the date of the note. If we have not been successful in selling all 1,000,000 shares expected to be sold in this offering, or we cannot arrange alternative financing, we may not be able to pay a note as it becomes due. In such event, we would have to deal with a possible claim for non-payment, and/or lose the benefit of our purchase. In either event, our business prospects would be adversely impacted, inasmuch as we may not have the money to pay any such claim, or we might lose an important element of our projected operations.

Our Financial Results May Be Affected by Factors Outside of Our Control

     Our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Our expense levels are based primarily on our estimates of future revenues and are largely fixed. We may be unable to adjust spending rapidly enough to compensate for any unexpected revenues shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would materially adversely affect our business, operating results, and financial condition.

     Due to the foregoing factors, we cannot predict with certainty our quarterly revenues and operating results. Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance. It is likely that in one or more future quarters our results may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock would likely decline.

We May Not Successfully Manage Additional Growth

     Our recent growth has placed significant demands on management as well as on our administrative, operational and financial resources. To manage any additional growth, we must:

     .    Expand our sales, marketing and client support organizations.

     . Invest in the development of enhancements to existing products and new products that meet changing client needs.

     . Further develop our technical expertise so that we can influence and respond to emerging industry standards.

     .    Improve our operational processes and management controls.

     Our inability to sustain or manage any additional growth could have a material adverse effect on our business, operating results and financial condition.

Rapid Technological Change Could Render Our Products Obsolete

     Our markets are characterized by rapid technological changes, frequent new product introductions and enhancements, uncertain product life cycles, changes in client requirements, and evolving industry standards. The introduction of new products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our clients. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause clients to forego purchases of our products and purchase those of our competitors.

We May Be Unable to Enforce or Defend Our Ownership and Use of Proprietary Technology

     Our success depends to a significant degree upon our proprietary technology. Companies in the software industry have experienced substantial litigation regarding intellectual property. We rely on a combination of trademark, trade secret and copyright law, and contractual restrictions and passwords to protect our proprietary technology. However, these measures provide only limited protection, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any litigation to enforce our intellectual property rights would be expensive and time consuming, would divert management resources, and may not be adequate to protect our business.

     We could be subject to claims that we have infringed the intellectual property rights of others. In addition, we may be required to indemnify our distribution partners and end-users for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual properties that are the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results, and financial condition.

Our Products May Contain Undetected Software Errors

     Our software products are complex and may contain undetected errors. We have previously discovered software errors in certain of the products that we have developed or sold. Despite testing, we cannot be certain that errors will not be found in current versions, new versions or enhancements of our products after commencement of commercial shipments. These undetected errors could result in adverse publicity, loss of revenues, delay in market acceptance or claims against us by clients, all of which could seriously damage our business, operating results, and financial condition.

We May Become Subject to Product Liability Claims

     Because our products provide critical database access, integration, and management functions, we may receive significant liability claims if our clients believe that our products have failed to perform their intended functions. Our agreements with clients typically contain provisions intended to limit our exposure to liability claims. These contract provisions may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could have a material adverse effect on our reputation and business, operating results and financial condition.

Year 2000 Issues May Expose Us to Liability

     Some computers, software and other equipment include programming codes in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Year 2000 Problem."

     The Year 2000 Problem presents us with several potential risks including, but not limited to, the following:

     . Software Sold to Clients. We believe that it is not possible to determine with complete accuracy that all Year 2000 Problems affecting our products and the software products that we sell for others have been identified or corrected due to the complexity of these products.

     . Internal Infrastructure. The Year 2000 Problem could affect computers, software and other equipment that we use internally as well as divert management's attention from ordinary business activities. In addition to computers and related systems, the operation of our office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the Year 2000 Problem.

     . Suppliers/Third-Party Relationships. There can be no assurance that our suppliers or other third parties that we rely upon will resolve any or all Year 2000 Problems with their systems on a timely basis.

     . Strain on Information Technology Resources. The Year 2000 Problem is currently placing a strain on organizations' information technology budgets and resources. Some organizations may lack sufficient resources to undertake the type of integration projects that the BioLynx.Com product line enables at the same time that they are addressing the Year 2000 Problem.

     We are reasonably certain that we have identified and are in the process of resolving all Year 2000 Problems that could materially adversely affect our business, financial condition or results of operations. We have developed contingency plans to be implemented as part of our efforts to identify and correct Year 2000 Problems affecting our internal systems. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us will be identified or corrected in a timely manner. If we fail to identify and correct all Year 2000 Problems affecting our internal systems, or if we are forced to implement our contingency plans, our business, financial condition, or results of operations could be materially adversely affected. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Issues."

Availability of Significant Amounts of Common Stock for Sale Could Adversely Affect Its Market Price

     If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. A substantial number of sales, or the perception that such sales might occur, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. We have granted registration rights to five of our shareholders, Texas Commercial Resources, Inc., R. F. Bearden Associates, Inc., Jazbermaine, Aurora Financial Services, L.L.C., the primary selling agent for our shares pursuant to this prospectus, and John D. Walker II, our Chairman, President, and a major shareholder. Those rights enable these shareholders to require that we register, at our expense, resales of their shares of common stock under certain conditions. See "Principal Stockholders - Registration Rights Agreements." As of the date of this prospectus, Texas Commercial Resources, Inc., R. F. Bearden Associates, Inc., Jazbermaine, and Aurora Financial Services, L.L.C. own in the aggregate 295,000 shares of our common stock. Aurora Financial Services, L.L.C. will receive an additional 25,000 shares of our common stock, in consideration of its services with respect to this offering. However, such additional 25,000 shares are not included within the number of outstanding shares of our common stock or covered by a registration rights agreement. See "Plan of Distribution." Mr. Walker has the right to convert our Convertible Subordinated Debenture into at least 335,613 shares of common stock, all of which shares are covered by his Registration Rights Agreement. In addition, Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc., have the right to convert our debt to them into shares of our preferred stock, which may in turn be converted into shares of our common stock. If a conversion of the preferred stock into shares of our common stock occurs, Mr. Walker and his two affiliates will have registration rights with respect to such shares of common stock. See "Certain Transactions." If these shareholders sell a large portion of their shares on the open market, our market price per share may decline. You should read "Shares Eligible for Future Sale" for a more detailed discussion of when and how many shares of our common stock may be sold after this offering.

Our Use of Offering Proceeds May Not Prove Beneficial to Shareholders

     Approximately 25 percent of the anticipated net proceeds of this offering have not been designated for specific uses. We expect to use the net proceeds for acquisitions, working capital and other general corporate purposes. However, our Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering and could use the proceeds for other purposes which may not prove to be beneficial to our shareholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue," or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                             TERMS OF THE OFFERING

     The offering of the shares of the common stock will begin on the effective date of this prospectus and will terminate, if not sooner terminated, at 5:00 p.m., San Antonio, Texas time, 180 days from the effective date hereof. When we have received and accepted subscriptions for at least 62,500 of the shares totaling $250,000 (the "Initial Closing Date"), we will receive all funds held in escrow contributed by the investors. Following the Initial Closing Date, and until the expiration of 180 days after the effective date of this prospectus, the remaining shares will be offered and sold on the same terms as set forth in this prospectus. However, at any time before or after the Initial Closing Date and before the maximum number of the shares have been sold, BioLynx.Com may terminate this offering. After the Initial Closing Date, upon the sale of any of the shares, no part of the subscriptions proceeds shall be subject to the Escrow Agreement executed between us and a bank (described below), but shall be immediately available for use by BioLynx.Com. If the required minimum amount of the subscriptions is not received by 5:00 p.m., San Antonio, Texas time, 180 days from the effective date hereof, all subscriptions will be returned to the investors with interest and without any deduction or offset.

Company Subscription

     Until the Initial Closing Date, all proceeds received from the sale of shares will be deposited into an escrow account at a bank and will not be commingled with the funds of BioLynx.Com or any other entity. The proceeds deposited into the escrow account will be transferred to BioLynx.Com net of the fees and expenses described herein on the Initial Closing Date. All subscriptions will be held in escrow with a bank (the "Escrow Agent"), whose deposits are insured by the Federal Deposit Insurance Corporation, until the number of subscriptions having a value of $250,000 is received by us. Any revenues which may be generated with respect to a subscription before the Initial Closing Date will be held in a separate interest bearing escrow account with the Escrow Agent. In the event that subscriptions for at least $250,000 have not been received on or before 5:00 p.m., San Antonio, Texas time, 180 days from the effective date hereof, the Escrow Agent will promptly return all subscriptions to the respective subscribers in full with interest and without any deduction therefrom. All subscriptions received after the Initial Closing Date, but before the expiration of 180 days from the effective date of this prospectus, will no longer be subject to the Escrow Agreement and will be immediately available for use by BioLynx.Com.

     Subscriptions may be rejected in whole or in part by BioLynx.Com for any reason and need not be accepted in the order received. All subscriptions are subject to prior sale. Fully paid subscriptions for shares of the common stock shall be irrevocable by the investors during the offering period.

                              PLAN OF DISTRIBUTION

     Subscriptions for the shares offered hereby will be solicited on a "best efforts" basis by our primary selling agent, Aurora Financial Services, L.L.C., and by other broker-dealers selected by Aurora as soliciting dealers, who shall be members of the National Association of Securities Dealers, Inc., and licensed to sell our shares in the various jurisdictions where the sales may be made. There is no firm commitment on the part of Aurora or any soliciting dealer, and they are under no obligation to take down or pay for any of the shares. Aurora may reallow a portion of its fee as a commission to participating soliciting dealers on the shares sold through it.

     This offering may be terminated in the event that, among other things, (1) BioLynx.Com determines, in its sole discretion before the sale of the minimum amount of the shares, to terminate this offering, (2) certain specified actions, usually associated with extremely adverse economic and market conditions, have been taken by the principal national securities exchanges or by governmental authorities, or (3) other events have occurred or are pending or threatened which, in the judgment of BioLynx.Com, materially impair the investment quality of the shares.

     As compensation for its services for the sale of the shares offered hereby, Aurora will receive from BioLynx.Com (1) a commission equal to 10 percent of the cash proceeds of this offering, (2) an amount equal to three percent of the cash proceeds of this offering, as a non-refundable and non-accountable investment banking fee, and (3) 25,000 shares of BioLynx.Com's common stock. In addition, Aurora will have a right of first refusal to place subsequent rounds of financing for BioLynx.Com. There may be additional future relationships between Aurora and BioLynx.Com which will result in the payment of compensation to Aurora. Notwithstanding anything herein contained to the contrary, BioLynx.Com will pay a selling agent a commission only in those jurisdictions in which the selling agent is lawfully qualified to sell the shares.

     Aurora and other soliciting dealers may be deemed "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions payable to them may be deemed underwriting compensation. BioLynx.Com has agreed to indemnify Aurora and the soliciting dealers against certain civil liabilities, including liabilities arising under the Securities Act.

                                USE OF PROCEEDS

     Assuming an initial public offering price of $4.00 per share, we will receive approximately $3,340,000 from our sale of 1,000,000 shares of the common stock, after the payment of the expenses related to this offering. The anticipated use of proceeds are set out in the table below. Pending these uses, BioLynx.Com intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

        Use of Proceeds if 1,000,000 Shares of the Common Stock are Sold

   Acquisition of BioLynx Outsource Services, Inc.,
    and the client base of Alamo Commercial Group, Inc. (1)............     $1,500,000
   Offering expenses...................................................        140,000
   Sales commissions (2)...............................................        520,000
   General and administrative expenses.................................        740,000
   Equipment and installations.........................................        850,000
   Working capital.....................................................        250,000
                                                                            ----------
   Total...............................................................     $4,000,000
                                                                            ==========

----------------
(1) BioLynx Outsource Services, Inc. is wholly-owned by United Capital Investment Group, Inc., an affiliate of John D. Walker II, our Chairman, President, and a major shareholder. Alamo Commercial Group, Inc. is wholly-owned by Mr. Walker. See "Certain Transactions."
(2) Does not include 25,000 shares of the common stock to be issued to Aurora Financial Services, L.L.C., which shares are valued at $100,000.

     The above amounts reflect our present intentions for the use of the proceeds of this offering. Actual expenditures may vary somewhat depending upon circumstances arising hereafter which cannot presently be foreseen and future opportunities which may arise.

     If BioLynx.Com raises the minimum amount of $250,000, but less than the $4,000,000 sought by this offering, we will have to alter our intended plan of operations. In particular, we would have to slow down our planned acquisition schedule because of capital requirements. Moreover, we would have fewer funds available for working capital and other purposes. If we do not sell all of the shares offered by this prospectus, our sales commissions will concomitantly decrease, but the other expenses of this offering will remain the same.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     As of the date of this prospectus, our common stock is not publicly traded. In the future, we hope to have the common stock quoted on the OTC Bulletin Board under the symbol "BLNX."

     As of November 30, 1999, there were 4,926,600 shares of our common stock issued and outstanding. We believe that the common stock is held of record and beneficially by approximately 72 persons on that date. The 25,000 shares of our common stock to be issued to Aurora Financial Services, L.L.C. in connection with this offering are not included within the total of our outstanding shares.

     BioLynx.Com has not paid or declared any dividends with respect to the common stock, nor does it anticipate paying any cash dividends or other distributions on the common stock in the foreseeable future. Any future dividends will be declared at the discretion of our Board of Directors and will depend, among other things, on our earnings, if any, our financial requirements for future operations and growth, and such other facts as we may then deem appropriate.

                             CORPORATE INFORMATION

     BioLynx.Com's Internet's address is www.biolynx.com. Information contained in BioLynx.Com's Internet site does not constitute part of this prospectus. Our address is 5617 Grissom Road, San Antonio, Texas 78238, telephone number (210) 256-8300, fax number (210) 682-2137, and e-mail info@biolynx.com.

                                 CAPITALIZATION

     The following table sets forth BioLynx.Com's cash position and total capitalization at September 30, 1999:

     .    On an actual basis.

     . On a pro-forma basis to reflect the additional sale between October 1, 1999 and November 24, 1999 of 319,350 shares of the common stock of BioLynx.Com in a private placement at $2.00 per share before considering offering costs, and the awarding between October 1, 1999 and November 24, 1999 of 340,000 shares of the common stock of BioLynx.Com to consultants, advisers, selling agents, and a board member, and the corresponding charge to expense of $680,000 (the stock was valued at $2.00 per share).

       . On a pro forma as adjusted basis to reflect the sale of 1,000,000 shares of the common stock by BioLynx.Com in this offering at an assumed initial public offering price of $4.00 per share and the application of the estimated net proceeds in the manner described in "Use of Proceeds."

       . On a pro forma as adjusted basis to reflect the issuance of 25,000 shares of the common stock to Aurora Financial
          Services, L.L.C., in consideration for its services as a selling agent in connection with this prospectus.

     You should read the following information in conjunction with BioLynx.Com's Financial Statements and the Notes thereto beginning on page F-1 of this prospectus. The following information regarding shares outstanding is as of November 24, 1999. It excludes 250,000 shares of common stock reserved for issuance under our 1999 Stock Incentive Compensation Plan, and 335,613 shares of common stock reserved for conversion under our Convertible Subordinated Debenture. It also excludes any shares of our preferred stock which may be issued to satisfy our indebtedness to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc., or any shares of our common stock which may be issued to Travis Morgan Securities, Inc., if it elects to convert our warrant covering 7,500 shares. See "Management - Stock Options," "Certain Transactions," "Principal Stockholders," and "Description of Securities."



                            INTENTIONALLY LEFT BLANK

                                                                                                        Pro Forma
                                                                              Actual      Pro Forma    As Adjusted
                                                                           -----------   -----------   -----------
Convertible subordinated debenture...................................      $ 1,107,523   $ 1,107,523   $ 1,107,523

Stockholders' equity (deficit):
  Preferred stock, $1.00 par value, 20,000,000
    shares authorized, 0 shares issued and
    outstanding actual, pro forma, and
    as adjusted......................................................             ----          ----          ----
  Common stock, $0.001 par value,
    50,000,000 shares authorized,
    4,267,250 shares issued and
    outstanding, actual; 4,926,600 shares
    issued and outstanding, pro forma;
    5,951,600 shares issued and
    outstanding, as adjusted.........................................            4,267         4,927         5,952
Paid-in-capital......................................................        1,098,393     2,337,545     5,726,520
Retained earnings (deficit)..........................................       (2,232,913)   (2,912,913)   (2,962,913)
                                                                           -----------   -----------   -----------
Total stockholders' equity (deficit).................................       (1,130,253)     (570,441)    2,769,559
                                                                           -----------   -----------   -----------
Total capitalization.................................................      $   (22,730)  $   537,082   $ 3,877,082
                                                                           ===========   ===========   ===========

                                    DILUTION

     After the sale of all 1,000,000 of the shares of the common stock offered hereby, the shareholders of BioLynx.Com on November 24, 1999 will own approximately 83 percent of the issued and outstanding shares of the common stock, and the investors as a result of this offering will own approximately 17 percent of the issued and outstanding shares of the common stock. All calculations of stock ownership described in this section assume that all of the shares being offered hereby will be purchased, and 25,000 shares of the common stock will be issued to Aurora Financial Services, L.L.C., in consideration for its services as a selling agent in connection with this offering. However, such calculations do not provide for the exercise of our warrant covering 7,500 shares of our common stock in favor of Travis Morgan Securities, Inc., or the issuance or conversion of shares of our preferred stock. See "Certain Transactions," "Principal Stockholders," and "Description of Securities."

     The actual net tangible book value of BioLynx.Com as of September 30, 1999 was ($1,130,253), or ($0.26) per share of the common stock. The unaudited net tangible book value of BioLynx.Com on a pro forma basis as of September 30, 1999, after giving effect to the adjustments to reflect the additional sale between October 1, 1999 and November 24, 1999 of 319,350 shares of the common stock of BioLynx.Com in a private placement at $2.00 per share, before considering offering costs, and the awarding between October 1, 1999 and November 24, 1999 of 340,000 shares of the common stock of BioLynx.Com to consultants, advisers, selling agents, and a board member, and the corresponding charge to expense of $680,000 (the stock was valued at $2.00 per share), was ($570,441), or ($0.12) per share of the common stock. Also, on a pro forma basis as of September 30, 1999, after giving effect to the sale by BioLynx.Com of all 1,000,000 of the shares offered hereby and the receipt of the net proceeds therefrom, and the issuance of 25,000 shares of the common stock to Aurora Financial Services, L.L.C., in consideration for its services as a selling agent in connection with this offering, the pro forma net tangible book value would have been $2,769,559, or $0.47 per share of the common stock. This represents an immediate increase in the pro forma net tangible book value of $0.59 per share to our current shareholders immediately before this offering, and an immediate dilution of ($3.53) per share of the common stock to the new investors. The following table illustrates this per share dilution.

Offering Price to New Investors...........................................                $ 4.00

  Net Tangible Book Value before the Offering.............................     $(0.12)
  Increase Per Share Attributable to Sale of the Shares...................       0.59
                                                                               ------
Pro Forma Net Tangible Book Value after the Offering......................                  0.47
                                                                                          ------
Dilution of Net Tangible Book Value to New Investors (1)..................                $ 3.53
                                                                                          ======

--------------------
(1) Dilution is determined by subtracting pro forma net tangible book value after this offering from the offering price.

     The following table summarizes on a pro forma basis as of September 30, 1999, and after the sale of all 1,000,000 of the shares offered hereby, (1) the total consideration paid, and the average price per share paid to BioLynx.Com for shares held by our current shareholders and by investors purchasing shares pursuant to this offering, (2) the sale of 586,600 shares of our common stock pursuant to a private placement which closed on November 24, 1999, (3) the awarding in 1999 of a total of 665,000 shares of our common stock to key employees, consultants, advisers and a board member, and (4) the issuance of the common stock to Aurora Financial Services, L.L.C., in consideration for its services as a selling agent in connection with this offering. However, such calculations do not provide for the exercise of our warrant covering 7,500 shares of our common stock in favor of Travis Morgan Securities, Inc., or the issuance or conversion of shares of our preferred stock. See "Certain Transactions," "Principal Stockholders," and "Description of Securities."

                          Number of
                           Shares          Percent       Total      Percent of Total
                          Purchased        of Total  Consideration   Consideration    Effective Price
                          or Owned          Shares       Paid             Paid           Per Share
                        ------------       --------  -------------  ----------------  ---------------
Current Shareholders       4,926,600 (1)      83.00     $1,174,626             23.00            $0.24
New Investors              1,000,000          17.00      4,000,000             77.00            $4.00
Selling Agent                 25,000          00.00              0              0.00            $0.00
                        ------------          -----     ----------            ------
Total                      5,951,600          100.0     $5,174,626            100.00
                        ============          =====     ==========            ======

--------------------
(1) The current shareholders of BioLynx.Com will receive no additional shares of the common stock as a result of this offering, unless such shares are purchased on the same terms as presented in this prospectus.



                            INTENTIONALLY LEFT BLANK

                            SELECTED FINANCIAL DATA

     The selected historical financial data for the period from inception through December 31, 1998 and for the nine months ended September 30, 1999, have been derived from the Financial Statements of BioLynx.Com, which have been audited by John M. James, independent certified public accountant. The results of operations for the period from inception through December 31, 1998 and for the nine months ended September 30, 1999 are not necessarily indicative of results to be expected for any future period. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

                                                                  Inception           Nine Months
                                                                   Through               Ended
                                                              December 31, 1998   September 30, 1999
                                                              -----------------   ------------------
Statement of Operations Data:

Total services revenues...................................    $            ----   $           10,410
Total cost of operations..................................                 ----                 ----
                                                              -----------------   ------------------
  Gross profit............................................    $            ----   $           10,410

Research and development..................................              403,042              982,371
Selling, general and administrative.......................              395,569              396,233
Depreciation and amortization.............................                1,387               22,690
                                                              -----------------   ------------------
  Total operating expenses................................              799,998            1,401,294
                                                              -----------------   ------------------

Loss from operations......................................             (799,998)          (1,390,884)
Interest expense..........................................                 ----              (40,782)
                                                              -----------------   ------------------
  Net loss................................................    $        (799,998)  $       (1,431,666)
                                                              =================   ==================

Basic and diluted net loss per share......................    $           (0.36)  $            (0.46)
                                                              =================   ==================

Weighted average common shares outstanding................            2,249,000   $        3,081,580
                                                              =================   ==================

                                                              December 31, 1998   September 30, 1999
                                                              -----------------   ------------------
Balance Sheet Data:

Cash and cash equivalents.................................    $            ----   $           78,462
Working capital (deficit).................................    $            ----   $         (132,743)
Total assets..............................................    $          22,354   $          226,117
Convertible subordinated debentures.......................    $         821,352   $        1,107,523
Stockholders' equity (deficit)............................    $        (798,998)  $       (1,130,253)



                            INTENTIONALLY LEFT BLANK

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. BioLynx.Com's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with the Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

Plan of Operation

     BioLynx.Com, Inc. is a newly organized company, having been incorporated on April 29, 1999 by John D. Walker II. However, we are an outgrowth and continuation of an employee leasing business of Mr. Walker, which he had owned for over nine years when he sold the client base in July 1997. Later in 1997, Mr. Walker founded Alamo Commercial Group, Inc. to provide employee leasing on a smaller scale than he previously furnished. In December 1998, Mr. Walker founded BioLynx, Inc. to furnish employee leasing and biometric technology with respect to time and attendance of employees. BioLynx, Inc. developed our business plan, and lined up the key people who were thought to be instrumental in the projected business of our company. On May 12, 1999, BioLynx, Inc. and BioLynx.Com, Inc. merged, with BioLynx.Com, Inc. being the surviving corporation.

     Following the expected acquisitions of BioLynx Outsource Services, Inc. and Alamo Commercial Group, Inc. discussed below, we will have 16 employees. Other than subsequent minimal fluctuations in our employee makeup, we do not expect any significant change in the number of our employees over the next 12 months.

     Research and Development Plans for 2000 and Beyond. Our plans include the following for 2000 and beyond:

     . Improve the functions/features of our Time and Attendance System to include more payroll features such as adding time and annotating the time for holidays, vacation, sick leave, etc.

     . Add job-costing features to reflect a specific job or department so a client can see not only the time and attendance data but job-costing as well.

     . Work to include more export functions to give a client the ability to export the time and attendance data directly to its payroll from a "drop down menu." This feature must be customized for a client today.

     . Add more functions and features to our current Web site to give our clients the ability to order products or services using the Internet.

     . Be in a position to meet any unique client requirements for programming or reporting as needed.

Liquidity and Capital Resources

     On November 24, 1999, we completed a private placement of 586,600 shares of our common stock, raising $1,173,200 in the process. This offering seeks to raise an additional $4,000,000 by the further sale of our common stock. The proceeds of both the private placement and this offering will be used to deepen an operations framework to deliver our services, hire a dedicated sales force, and continue to develop the capabilities of the BioLynx.Com Time and Attendance System. Funds will also be used to further develop the corporate infrastructure, capitalize equipment for rapid growth, and add management from within the employee leasing industry. Other goals are expansion of the development and support teams, and closing on numerous pending strategic alliances, retirement of debt, fund new product development, further the network infrastructure expansion (including a second internal system for full redundancy), and finance an intensive marketing program. The funds raised to date, as well as the funds to be raised by this offering are expected to take care of our financial needs for the next six months. Thereafter, we will rely on cash flow from operations to satisfy our cash requirements. At this time, we do not anticipate raising any more cash within the next 12 months.

     We have earmarked approximately $1,500,000 of the cash expected to be raised by this offering to purchase two employee leasing businesses owned or controlled by Mr. Walker. BioLynx.Com anticipates purchasing from an affiliate of Mr. Walker all of the outstanding capital stock of BioLynx Outsource Services, Inc. on December 31, 1999. BioLynx Outsource Services is in the employee leasing business and has expanded its client base since its incorporation on May 25, 1999. Further, in an effort to augment its client base, on December 31, 1999, BioLynx Outsource Services plans to acquire from Alamo Commercial Group, Inc. (wholly-owned by Mr. Walker) all of its leased employees, together with all contracts to furnish services and employee leasing. Given its past experience in developing an employee leasing business, our management believes that the ability to increase sales and revenue for both BioLynx.Com and BioLynx Outsource Services will be improved as a result of the two pending acquisitions. Additionally, the combination of the two companies will allow cross-selling and better service to the clients of each company.
Even though both transactions are scheduled to close on December 31, 1999, neither transaction will close until after the effective date of this prospectus. Moreover, if a proposed purchase agreement fails to close by April 1, 2000 because this prospectus has not become effective or for any other reason, that particular agreement will be null and void. As for the cash payment required at the closing of either of the proposed purchases, we can give our promissory note due within 90 days thereof. If we utilize the note option, we will have to ensure that we have the required cash to pay the note on its due date. See "Risk Factors" and "Certain Transactions."

     Additionally, as of September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. We have agreed with Mr. Walker and United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker and United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. by the issuance of our preferred stock, on the basis of one share of preferred stock for every dollar of debt owed, which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. See "Certain Transactions" and "Principal Stockholders."

Year 2000 Issues

     Background and Assessment. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Year 2000 Problem."

     In assessing the effect of the Year 2000 Problem on BioLynx.Com, management determined that there existed three general areas that needed to be evaluated:

     .    Software products sold to clients.

     .    Internal infrastructure.

     .    Supplier/third-party relationships.

     A discussion of the various activities related to assessment and actions resulting from those evaluations is set forth below.

     Software Products Sold to Clients. BioLynx.Com's products have been designed to be Year 2000 compliant, and all of our products have been tested for Year 2000 compliance. Our ongoing product development activities continually consider and address the Year 2000 Problem in their development. However, once licensed, our products interact with other non-BioLynx.Com developed products and operate on computer systems that are not under our control. These factors could affect the performance of our products if a Year 2000 Problem existed in a different facet of a client's information technology infrastructure. BioLynx.Com has not and will not assess the existence of these potential problems in its clients' various environments. BioLynx.Com does not believe that the development of Year 2000 compliant products has created or will create a significant increase in the development costs of its software products.

     Internal Infrastructure. BioLynx.Com has completed examining and verifying that all of its personal computers, servers and software are Year 2000 compliant. We have replaced or upgraded all items noted that were not Year 2000 compliant. BioLynx.Com has researched and found that the vendors of all of its critical applications have represented that their products are Year 2000 compliant. Moreover, we have upgraded our financial and accounting software. This upgrade involved purchasing an upgraded version of a financial and accounting software package that the vendor certifies to be free of Year 2000 Problems. The costs related to these efforts have not been material to BioLynx.Com's business, financial condition, or results of operations.

     BioLynx.Com has assessed potential problems associated with embedded technology. These assessments indicate that, due to the nature of our operations, the non-information technology systems (i.e., embedded technology such as microcontrollers) do not represent a significant area of risk relative to Year 2000 readiness. BioLynx.Com's operations do not include capital intensive equipment with embedded microcontrollers.

     BioLynx.Com has not utilized the resources of third parties to assess and/or validate the reliability of its Year 2000 Problem. Additionally, we do not expect to do so in the future. To date, the assessment and corrections of the Year 2000 Problem have not led to the deferment of information technology related projects.

     Suppliers/Third-Party Relationships. As mentioned above, BioLynx.Com has been gathering information from vendor Web sites and available compliance statements and has initiated communications with third-party suppliers of the major computers, software and other equipment used, operated, or maintained by BioLynx.Com to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. There can be no assurance that such suppliers will resolve any or all Year 2000 Problems with such systems before the occurrence of a material disruption to the business of BioLynx.Com or any of its suppliers. Any failure of these third-parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition, or results of operation.

     Strain on Client's Information Technology Resources. Some organizations' systems may be seriously disrupted as a result of the Year 2000 Problem. Consequently, their attention and capital expenditures could shift away from the need for applications addressed by BioLynx.Com's products to capital expenditures required to resolve their Year 2000 Problems.

     Contingency Plans. BioLynx.Com has developed contingency plans to be implemented as part of its efforts to identify and correct Year 2000 Problems affecting its internal systems. Depending on the systems affected, these plans include:

     .    Accelerated replacement of affected equipment or software.

     .    Short to medium-term use of backup equipment and software.

     . Increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems which arise or to provide manual workarounds for information systems.

     . If BioLynx.Com is required to implement any of these contingency plans, such plans could have a material adverse effect on BioLynx.Com's business, financial condition or results of operations.

     So far in calendar year 1999, BioLynx.Com has incurred no material expense relating to identification and correction of Year 2000 Problems, and we do not expect to incur any material expense for such activities for the remainder of calendar year 1999.

     Based on the actions taken to date as discussed above, BioLynx.Com is reasonably certain that it has or will identify and resolve all Year 2000 Problems that could materially adversely affect its business and operations.

                                   BUSINESS

General

     BioLynx.Com, Inc. is a biometric technology applications business that designs and markets time and attendance services, utilizing our own copyrighted software. We also plan to engage in employee leasing. We were incorporated on April 29, 1999 in the State of Texas. In May 1999, we merged with BioLynx, Inc., a Texas corporation, with BioLynx.Com, Inc. being the surviving corporation. As a result of the merger, we succeeded to all the rights and properties and became subject to all the debts and liabilities of BioLynx, Inc. At the time of the merger, BioLynx, Inc. had engaged in no business, but had put into motion the basics of our business plan.

     Our primary market is the employee leasing industry, which employs over 20 million people. John D. Walker II, our Chairman, President, and major shareholder, has over 10 years experience in the employee leasing business, and provides significant insight as to how we run our business. We plan to provide our clients all of the information needed to generate payroll using 3-D Hand Geometry. Subscribers to our service are expected to realize substantial savings through increased workplace accountability and reduced administrative costs associated with generating a payroll. Approximately one biometric hand reader is necessary for every 62 workers at a given location, a very affordable expenditure. Our software, which the management of BioLynx.Com designed over a two-year period, is adaptable to any current existing payroll technology so that our clients do not have to change their existing payroll software. We estimate that we have spent approximately $1.75 million in developing our Time and Attendance System.

     A reasonable degree of socializing at work is acceptable, and being late once in while is understandable. However, deliberate and continual time theft poses a serious threat to individual companies and to the nation's economic well-being. Time theft (where an employee claims to be at work, but is not) occurs at every level of business. Based upon a study by Robert Half International, Inc., the average office worker was estimated to be stealing four hours and 21 minutes of time each week, versus three hours and 30 minutes per week for manufacturing workers. At an average wage of $8.21 per hour, Half arrived at an average weekly time-theft cost of $34 - $64 per worker. When measured against an average check of $328.40 per week, this amounts to at least 10 percent. Ten percent is far greater than the entire profit margins of many companies.

     In our view, over the last 20 years, Americans have lead the resurgence in worker productivity, which has probably been the driving force behind the prosperity that has occurred in the industrialized world. We feel increased productivity has most certainly allowed increased real wages and near full employment, without causing the onset of inflation. The computer, software, and the Internet are all making their contributions, but workers are increasingly unable to harness all the tools with which they are provided. From where is the next simple gain in productivity to come? More technology? Yes, but more importantly, how about a simple solution that will help every worker provide more value regardless of his level of training and computer skill?

     BioLynx.Com feels that it has a simple solution. Our proprietary software, when linked with a biometric hand reader, provides a control feature for business, which reasonably ensures that a business will pay an hourly paid employee only for the hours he is actually on the job. This increases worker productivity in a remarkably simple way. The copyrighted BioLynx software is mated to a hand reader in order to ensure the accuracy of how many hours were worked by any given employee. That same employee is afforded reasonable certainty that he will not be the subject of human error which predominates in businesses where time cards are hand written, and worse, calculated with a 10-key calculator.

     BioLynx.Com was conceived in its current form in 1998. The genesis of the BioLynx.Com Time and Attendance System came about as a result of need. The employee leasing business is extremely capital intensive, requires knowledge skill sets in many industries, and often yields only one to three percent net profit after taxes. As a result, management of employee leasing businesses have continuously sought ways to improve employee efficiency, safety, and productivity. The requirement of operating in an industry with such thin margins has been the impetus behind numerous attempts to improve net profits. The BioLynx.Com Time and Attendance System has been developed as an answer to this quest.

     The fact that we expect to have a mature and growing employee leasing business segment in BioLynx Outsource Services, Inc. discussed below, gives us some assurance that the market should accept this opportunity. Further note should be taken concerning revenues from the time and attendance segment. As each system is put in place and integrated with a client's existing payroll processing, we feel that it is highly likely that it will stay in place.

Biometrics

     Biometrics is a technology that electronically measures, records, and compares unique personal characteristics for identification. While the technology is common in security and access control applications, it is new to the time and attendance industry. There are two major categories of biometric devices, behavioral and physiological.

     Behavioral devices rely on learned traits that are unique to individuals. Perhaps the most common example of a unique trait is a person's signature. Society routinely uses this trait to verify the identity of an individual, such as with the signature on a check. Another behavioral technology is voice recognition, which records and compares vocal frequency and patterns.

     Physiological biometric identification measures a distinct unique characteristic of a person such as the size and shape of his hand, fingerprint details, blood vessel patterns on the retina, and unique features of the iris. A biometric device provides true identification of a person by comparing his physical characteristics to a known pattern recorded during the enrollment process. Carried identification, like a badge, personal identification number, or password cannot truly identify an individual. A person can transfer any of these to another person.

     The primary benefit of using biometrics in a time and attendance system is payroll accuracy. An accurate payroll requires accurate data entry. Tainted data entered into a time and attendance system results in inaccurate paychecks. A computerized time and attendance system eliminates many inaccuracies inherent in a manual time keeping system. Badges and data terminals collect employee punches electronically. This minimizes many data entry errors. Yet, if one person can use another person's badge to punch in for him, inaccuracies in payroll will persist. A biometric device eliminates that possibility, because the employee has to be there. "Buddy punching" is a common abuse of time keeping systems. We feel that with biometrics, "buddy punching" will be eliminated.

3-D Hand Geometry

     There are a number of biometric identification readers on the market. However, in our opinion, 3-D Hand Geometry is the most accurate of all the biometric techniques. High accuracy is expected to enhance user satisfaction because of low level of false rejects. We believe:

     . 3-D Hand Geometry has, by a wide margin, the highest level of user acceptance of all of the biometric techniques.

     . 3-D Hand Geometry has the lowest level of user concerns of all biometric techniques.

     . 3-D Hand Geometry is the most cost effective of all biometric techniques.

     .    3-D Hand Geometry is easiest to integrate into payroll systems.

Hand Readers

     We purchase all of the hand readers used in our 3-D Hand Geometry Time and Attendance Systems from Recognition Systems, Inc. located in Campbell, California. Recognition Systems, Inc. is the sole manufacturer of the hand reader we use. In the event that we cannot obtain hand readers from Recognition Systems, Inc., we would utilize a different form of biometric reader. The other forms of biometric readers are manufactured by several vendors, and employ finger, retina, or voice recognition, instead of 3-D Hand Geometry. We do not anticipate any significant problems in applying a different form of biometric reader to our Time and Attendance System.

Employee Leasing

     In the late 1980's, the employee leasing industry was introduced to many states, including Texas. The most important factor contributing to the successful introduction of employee leasing, as it is commonly known, was the ability to provide workers compensation insurance coverage to client companies at a rate below what they could purchase on their own. Leasing entities bought at lower rates strictly because they were buying for many companies, not just one.

     After the Texas Legislature passed a law requiring leasing companies to be licensed, insurance companies began to actively solicit leasing companies for workers compensation and other insurance requirements. Competition among these carriers created more competitive pricing and the industry grew.

     As the leasing industry developed, it was apparent to us that keeping workers compensation insurance rates low depended on the ability of the leasing company to keep claims low. To enhance our ability to successfully manage claims or perhaps prevent them, we would need to create an awareness of the need for safety and a safe working environment. We have hired three individuals, trained and educated in all aspects of safety from construction site safety to office staff ergonomics. These individuals are now certified safety engineers. One has just been elected President of the American Society of Safety Engineers.

     Having control of client companies' workers compensation insurance is also a valuable tool in the elimination of collection problems. At the beginning of our relationship, a client company is made aware that failure to pay an invoice in a timely manner will result in cancellation of coverage. This tool is expected to keep account write-offs at very low levels. In the past, Mr. Walker (through his previous employee leasing business) has been successful in keeping his client companies and many thousands of employees in safe working environments while controlling insurance costs. Recognizing the need for safety programs and implementing these programs has set us a step above other leasing companies. To our knowledge, we will be the only leasing company with accredited safety engineers on staff.

The Acquisition Candidates - BioLynx Outsource Services, Inc. and Alamo Commercial Group, Inc.

     Currently, BioLynx.Com anticipates acquiring all of the capital stock of BioLynx Outsource Services, Inc. as soon as this prospectus becomes effective, as long as such effective date is before April 1, 2000. BioLynx Outsource Services is wholly-owned by an affiliate of John D. Walker II, our Chairman, President, and a major shareholder. BioLynx Outsource Services, founded on May 25, 1999, is in the employee leasing business and has increased its client base since its organization. In addition, as soon as this prospectus becomes effective, as long as such effective date is before April 1, 2000, BioLynx Outsource Services plans to acquire from Alamo Commercial Group, Inc. (wholly-owned by Mr. Walker) all of its leased employees, together with all contracts to furnish services and leasing. We feel that the ability to increase sales and revenue for both BioLynx.Com and BioLynx Outsource Services will be improved due to the acquisition of BioLynx Outsource Services and the purchase of the assets of Alamo Commercial Group. Moreover, the combinations are expected to allow cross-selling and better service to the clients of both BioLynx.Com and BioLynx Outsource Services. See "Certain Transactions."

Current and Potential Business

     We have Time and Attendance Systems in operation in the field. We are currently negotiating contracts with a vendor to an employee leasing business. It is anticipated that this vendor could generate substantial sales to other leasing companies, and prospects for acquisitions in the leasing business. We are also focusing on employers who have a large number of employees, where accurate time and attendance records are sorely needed, and where labor is a large component of cost.

     We anticipate revenues from the following sources:

     . Through service agreements with non-employee leasing employers for our biometric Time and Attendance Systems.

     . Outright sales of our Time and Attendance Systems to other employee leasing companies. In our opinion, the employee leasing business dictates that additional revenue streams could enhance the bottom line of any leasing company. Currently, we have identified a number of companies in the employee leasing business that could achieve immediate results using the BioLynx.Com Time and Attendance System.

     . Employee leasing. We intend to use a portion of the proceeds from this offering as working capital to facilitate the growth of BioLynx Outsource Services.

     .    New adaptations for our biometric technology.

     During the next year, we plan to continue to improve our service bureau software which will enhance our clients' ability to retrieve additional information from the hand reader used in our 3-D Hand Geometry and to report this information via the current BioLynx.Com Internet Web site such as job-costing tips, etc. In addition, we will provide many current general ledger functions on the Internet to include pay rates, deductions, garnishments, etc. This will all be used to feed existing payroll/general ledger applications.

     Further, we will produce a version of software which can be sold to clients for a one-time charge. This will be for the potential clients who wish to own the application and not utilize our services.

Patents and Intellectual Property

     Patents. BioLynx.Com has filed a Provisional Patent Application with the United States Patent and Trademark Office. The application seeks to protect the BioLynx.Com method and apparatus for providing inexpensive integration of remote biometric identification/verification/two-way communication units with automated, centralized remote management of multiple clients having multiple locations. We may additionally file patent applications in appropriate other countries based upon the priority date of the pending United States application. A patent application does not in and of itself grant exclusive rights. A patent application must be reviewed by the Patent Office of each relevant country prior to issuing as a patent and granting exclusive rights. We do not represent that these rights are in and of themselves material to the value of BioLynx.Com.

     Trademarks. BioLynx.Com filed application Serial No. 75/666,219 for a United States Trademark registration for the term "BIOLYNX" on March 15, 1999. The application is pending. The application itself does not in and of itself grant exclusive rights. A trademark application must be reviewed by the Trademark Office prior to issuing as a federal trademark registration. Additionally, we have certain common law trademark rights in our "BIOLYNX" word mark and design marks. BioLynx.Com does not represent that these rights are in and of themselves material to the value of BioLynx.Com.

     Copyrights. BioLynx.Com has unregistered copyright rights in its software, user manuals, and advertising materials. We are in the process of obtaining copyright registrations upon our software. BioLynx.Com does not represent that these rights are in and of themselves material to the value of BioLynx.Com. Our BioLynx.Com software, which runs our time and attendance business, is copyrighted.

Competition

     BioLynx.Com competes in markets that are intensely competitive and characterized by rapidly changing technology and evolving standards. Our competitors are diverse and offer a variety of solutions directed at various segments of the employee leasing markets. BioLynx.Com has experienced, and expects to continue to experience, increased competition from current and potential competitors, many of whom have greater name recognition, a larger client base and significantly greater financial, technical, marketing, and other resources than BioLynx.Com.

     BioLynx.Com faces competition from:

     . Other business applications vendors who may internally develop, or attain through acquisitions and partnerships, a similar software solution provided by BioLynx.Com.

     . Internal development efforts by corporate information technology departments.

     . New entrants to the payroll services market, especially those utilizing biometrics.

     Some of our major competitors include ADP, Kronos, Robert Half International, Inc., Administaff, Inc., and Staff Leasing, Inc. All of these companies are engaged in either the employee leasing business, use biometric ingress and egress equipment, or time and attendance linked software. However, none of these companies provide time and attendance as a service without tying it to their payroll or leasing activities, or without a large capital outlay for the purchase of equipment.

     Our competitors may be able to respond more quickly to new or emerging technologies and changes in client requirements or devote greater resources to the development, promotion and sale of their products than we can. Increased competition could result in price reductions, fewer client orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially and adversely affect our business, operating results, and financial condition.

Employees

     Currently, we have nine employees, including two in sales, four in research and development, two in finance and administration, and one in client services. As we grow, we will need to attract additional qualified employees. There can be no assurance that we will be successful in attracting and retaining the persons needed. None of our employees are represented by a labor union. We have experienced no work stoppages and believe our relationships with our employees are good.

Facilities

     We lease from John D. Walker II, our Chairman, President and a major shareholder, approximately 2,650 square feet of office space in San Antonio, Texas for an annual rental of approximately $36,000. The lease expires in November 2001. We believe that our facilities are adequate for our current operations.

Litigation

     We are not engaged in any litigation, and we are unaware of any claims or complaints that could result in future litigation. We will seek to minimize disputes with our clients but recognize the inevitability of legal action in today's business environment as an unfortunate price of conducting business.

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth certain information concerning the directors and executive officers of BioLynx.Com as of September 30, 1999:

            Name                 Age                    Position                  Director Since
            ----                 ---                    --------                  --------------
John D. Walker II (1)             55      Chairman of the Board and President          1999

Patrick E. Tolle                  46    Vice President, Chief Operating Officer,       1999
                                           Secretary, Treasurer, and Director

Andrew Fitch-Wallish              28          Vice President and Director              1999

Barbara A. Bean                   52            Chief Financial Officer                1999

Louis A. Ross, Ph.D. (1), (2)     63                    Director                       1999

Wren Alexander (1), (2)           44                    Director                       1999

______________
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

     Officers are elected annually by the directors. There are no family relationships among the directors and officers of BioLynx.Com.

     We may employ such additional management personnel as our Board deems necessary. BioLynx.Com has not identified or reached an agreement or understanding with any other individuals to serve in such management positions, but does not anticipate any problem in employing qualified staff.

     A description of the business experience during the past several years for each of the directors and executive officers of BioLynx.Com is set forth below.

     John D. Walker II has over 10 years experience in employee leasing. Prior to that he successfully managed the Dealer Electric office in San Antonio, Texas, and a family owned business, Walker Furniture Co. He built a private $100 million employee leasing company, which he sold in 1997.

     Patrick E. Tolle has over 20 years experience in information systems. This experience includes expertise in various fields such as research and development, systems engineering and sales with IBM. In addition, he has served as an operations manager, managing technical personnel, project management and consulting with IBM and Alcoa. Mr. Tolle has also completed various technical and marketing classes offered by IBM.

     Andrew Fitch-Wallish has worked for eight years in the field of software development. During this time, he has built enterprise class client server and Internet systems utilizing a variety of technologies including hand held computers, infrared communication, n-tier architecture, distributed architecture, virtual reality and Java. He has a Bachelors Degree in Computer Science, has been published in WebReview magazine, and speaks 20 programming languages. He chairs the San Antonio, Texas chapter of the International Webmasters Association.

     Barbara A. Bean currently serves as Chief Financial Officer of BioLynx.Com as well as United Capital Investment Group, Inc., an affiliate of John D. Walker
II. From 1995 through August 1999, she was the Business Manager of H. J. Group/Bufete Independent Joint Venture. From May 1985 to May 1997, she was the President of the Board of Trustees of the East Central Independent School District. Ms. Bean holds a Bachelor of Business Administration from the University of Texas at San Antonio.

     Louis A. Ross, Ph.D., has broad management and corporate development experience in the petrochemical and thermoplastics industries derived from 30 years of increasingly responsible positions in technical, development, commercial and operating functions. He is skilled in Business Unit Management, Strategic Planning Budgeting and Project Management. Dr. Ross received a Bachelor of Science from Loyola University, Chicago in 1957. He received his Ph.D. in Inorganic Chemistry in 1962 from Indiana University and studied at Harvard University Graduate School of Business in 1975 in its program for Management Development.

     Wren Alexander has spent his entire business career in the commercial banking and mortgage businesses. Since 1990, he has been President of Alpha Mortgage, Inc. in San Antonio, Texas. Mr. Alexander received a BBA in Finance from the University of Texas at Austin in 1977. In addition, he also attended the Texas Tech University School of Banking Advanced Program in 1979.

     We have two other significant employees, Charles E. Pircher, Director of Strategic Planning, and Margaret A. Rice, our Director of Training. Mr. Pircher has over 20 years experience in sales and management, including insurance sales and district management with Massachusetts Mutual Life Insurance Company, where he was a consistent multi-million dollar producer. Ms. Rice joined us in September 1999 as our corporate trainer. She has extensive experience in various hardware and software applications. Ms. Rice has owned her own software training and consulting firm, and was a contractor to a major San Antonio, Texas software training provider.

Committees of the Board of Directors

     The Board of Directors has created a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and compensation for BioLynx.Com's officers and employees and administers our 1999 Stock Incentive Compensation Plan. The members of the Compensation Committee are Messrs. Walker, Ross and Alexander (Chairman). The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of audits and other accounting related services, and reviews and evaluates BioLynx.Com's internal control functions. The members of the Audit Committee are Messrs. Ross (Chairman) and Alexander.



                            INTENTIONALLY LEFT BLANK

Executive Compensation

                          Summary Compensation Table

                                         Annual Compensation                   Long-Term Compensation
                          -------------------------------------------------  --------------------------
                                                                                      Securities
                                                                                      Underlying
  Name and Principal      Fiscal                                All Other            Options and
       Position            Year        Salary       Bonus    Compensation (1)        Warrants (3)
       --------            ----        ------       -----    ----------------        ------------
John D. Walker II          1999      $ 208,000 (1)   -0-            -0-                   -0-
Patrick E. Tolle           1999      $ 130,000       -0-            -0-                   -0-
Andrew Fitch-Wallish       1999      $  85,800       -0-            -0-                   -0-

________________
(1) One-half of Mr. Walker's salary reflected above is paid by an affiliated company owned by Mr. Walker.

Employment Contracts

     BioLynx.Com has entered into employment contracts with several of our officers and other key personnel. Currently, BioLynx.Com has employment agreements with the following individuals: John D. Walker II, Patrick E. Tolle, Andrew Fitch-Wallish, Charles E. Pircher, Gregory W. Schlather, Larry Roy, Barbara A. Bean, and Margaret A. Rice. Each employment agreement provides that:

     . The employee shall be paid a monetary compensation in return for the employee's faithful performance.

     . All proprietary items and inventions developed by the employee, or in conjunction with other employees, shall belong to BioLynx.Com.

     . The employee shall not, for a period of two years following the termination of the employee's employment with BioLynx.Com, engage in the business of developing, publishing, or marketing of products in direct competition with BioLynx.Com anywhere within BioLynx.Com's trade territory.

     . A confidentiality agreement prohibiting the disclosure to any third party of any confidential information received from BioLynx.Com.

Director Compensation

     We do not currently compensate our directors for their services as directors, although we may consider doing so in the future.

Stock Options

     BioLynx.Com anticipates reserving warrants or options for future issuance to our senior management, employees, and consultants as incentive compensation for services to be rendered in connection with their efforts on our behalf. In that regard, our Board of Directors and shareholders have adopted our 1999 Stock Incentive Compensation Plan. We have reserved 250,000 shares of the common stock for issuance pursuant to the plan. These options will be issued on a case-by-case basis. We reserve the right to issue the options from time to time, in such amounts, as we may, in our sole discretion, deem advisable. As of the date of this prospectus, we have issued no options pursuant to the plan.

     The exercise price for shares purchased under an option shall be as determined by the Plan Administrator, but shall not be less than 100 percent of the fair market value of the common stock on the grant date. The term of each option shall be as established by the Plan Administrator or, if not so established, shall be 10 years from the grant date. The Plan Administrator shall establish and set forth in each instrument that evidences an option the time at which or the installments in which the option shall vest and become exercisable, which provisions may be waived or modified by the Plan Administrator at any time. If not so established in the instrument evidencing the option, the option will vest and become exercisable over a schedule of four years, which may be waived or modified by the Plan Administrator at any time. The exercise price for shares purchased under an option shall be paid in full to BioLynx.Com by delivery of consideration equal to the product of the option exercise price and the number of shares purchased.

                             CERTAIN TRANSACTIONS

     Martex Trading Co., Inc. On May 7, 1999, Martex Trading Co., Inc., a Texas corporation ("Martex"), acquired 400,000 shares of our common stock. Martex, which was formerly known as Whitsitt Oil Company, Inc., is a wholly-owned subsidiary of Auto Axzpt.Com, Inc., a Nevada corporation, which has its shares of common stock traded in the over-the-counter market on the OTC Bulletin Board. The President and a director of Martex is Henry A. Schulle, the sole shareholder, officer and director of Texas Commercial Resources, Inc., which has a Financial Advisory Agreement with BioLynx.Com. See "Principal Stockholders - Texas Commercial Resources, Inc. Financial Advisory Agreement." One of our directors, Louis A. Ross, Ph.D., is also a director of Martex.

     Pursuant to an agreement between Martex and Auto Axzpt.Com, Inc., all of the shares of the common stock of Martex owned by Auto Axzpt.Com, Inc. are expected to be distributed to the shareholders of Auto Axzpt.Com, Inc. as a stock dividend. Thereafter, Martex is expected to register its shares pursuant to the Exchange Act. Following the distributions of Martex shares to the shareholders of Auto Axzpt.Com, Inc. and the subsequent registration under the Exchange Act, the shares of Martex are expected to be quoted on the OTC Bulletin Board. After the stock distributions and registration with respect to the shares of Martex, and after the registration of the resale of our common stock held by Martex, the management of Martex is expected to then declare a stock dividend of some of BioLynx.Com's shares of common stock owned by Martex to the Martex shareholders. The distribution of our shares to the shareholders of Martex will place our shares into the hands of approximately 900 Martex shareholders. The result would be to increase the public float in the market of our shares. There can be no guarantee that Martex will be able to effectuate the proposed stock distributions or filings with the SEC.

     Merger of BioLynx, Inc. and BioLynx.Com, Inc. On May 12, 1999, BioLynx, Inc., a Texas corporation, pursuant to Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, merged with and into BioLynx.Com, Inc. The surviving corporation was BioLynx.Com, Inc. John D. Walker II, our Chairman, President, and a major shareholder, was the sole shareholder of BioLynx, Inc. Mr. Walker received 10 shares of our common stock for every share of the common stock in BioLynx, Inc. held by him. At the time of the merger, Mr. Walker was the only officer of BioLynx, Inc. The directors of BioLynx, Inc. were John D. Walker II, Patrick E. Tolle, and Andrew Fitch-Wallish, three of our current directors. As a result of the merger, the separate existence of BioLynx, Inc. ceased and BioLynx.Com, Inc. succeeded, without other transfer, to all the rights and properties of BioLynx, Inc., and became subject to all the debts and liabilities of BioLynx, Inc. in the same manner as if BioLynx.Com, Inc. had itself incurred them. All rights of creditors and all liens upon the property of each constituent corporation was preserved unimpaired, limited in lien to the property affected by such liens immediately prior to the merger.

     Acquisition of BioLynx Outsource Services, Inc. On October 1, 1999, later amended on December 1, 1999, BioLynx.Com and United Capital Investment Group, Inc. (an affiliate of John D. Walker II) executed that certain Option to Purchase Stock Agreement, whereby BioLynx.Com was granted an option to purchase from United Capital all of its common stock in BioLynx Outsource Services, Inc. BioLynx Outsource Services is an employee leasing firm 100 percent owned by United Capital. Pursuant to the terms of the agreement, the purchase price for the BioLynx Outsource Services stock will be $1,446,347.76. Other pertinent provisions of the agreement are as follows:

     . The purchase price will be paid to United Capital as follows: (1) $500,000, on the Closing Date thereof (as therein defined), in cash or by means of a promis-sory note due within 90 days from the date thereof; and (2) BioLynx.Com will deliver to United Capital our convertible preferred stock with a liquidation privilege equal to its face amount, issued in $100.00 increments, bearing an eight percent non-cumulative dividend. The preferred stock will, at the holder's option, be convertible into BioLynx.Com's common stock at the rate of the liquidation privilege, together with any declared but unpaid dividends, divided by $3.30 per share of common stock.

     . In consideration of the payment of $100.00 paid by BioLynx.Com to United Capital, we have the option to terminate the agreement at any time by giving written notice to United Capital.

     . The Closing Date of the agreement shall be December 31, 1999, or such other date thereafter as the parties shall mutually agree. Provided, however, notwithstanding anything therein contained to the contrary, the Closing Date shall not occur before the effective date of our registration statement with respect to this offering. Provided, further, if the Closing Date shall not have occurred before April 1, 2000, the agreement shall be null and void and of no further force or effect. In such event, neither the BioLynx.Com nor United Capital Investment Group, Inc. shall have any liability to the other.

     The $500,000 payment for the shares of BioLynx Outsource Services is expected to be provided out of the proceeds of this offering. After the closing of the purchase, BioLynx Outsource Services will be a wholly-owned subsidiary of BioLynx.Com. As for the cash payment required at the closing, we can give our promissory note due within 90 days thereof. If we utilize the note option, we will have to ensure that we have the required cash to pay the note on its due date.

     The primary reasons for the acquisition of BioLynx Outsource Services are:

     . Revenue Generation. BioLynx Outsource Services is expected to generate substantial revenue and net profits through its employee leasing business which will be reflected in our consolidated income statement.

     . BioLynx Outsource Services is a natural fit for the marketing of our services.

     .    Cross selling of our respective services.

     . BioLynx Outsource Services has over 350 current or former client companies.

     Acquisition of Employee/Customer Base of Alamo Commercial Group, Inc. On October 1, 1999, later amended on December 1, 1999, BioLynx Outsource Services, Inc. (an affiliate of John D. Walker II) and Alamo Commercial Group, Inc. (wholly-owned by John D. Walker II) executed that certain Option to Purchase Employee/Client Base, whereby BioLynx Outsource Services was granted an option to purchase from Alamo Commercial all of its leased employees, together with all contracts to furnish services and leasing. The purchase price is $3,605,535.38. The pertinent provisions of the agreement are as follows:

     . The purchase price will be paid with (1) $1,000,000, on the Closing Date thereof (as therein defined), in cash or by means of a promissory note due within 90 days from the date thereof; and (2) convertible preferred stock issued by BioLynx.Com, with a liquidation privilege equal to its face amount, issued in increments of $100.00 and bearing an eight percent non-cumulative dividend. Such preferred stock will be convertible into common stock of BioLynx.Com at the rate of liquidation privilege, with any declared but unpaid dividends, divided by $3.30 per share of common stock.

     . The Closing Date of the agreement shall be December 31, 1999, or such other date thereafter as the parties shall mutually agree. Provided, however, notwithstanding anything therein contained to the contrary, the Closing Date shall not occur before the effective date of our registration statement with respect to this offering. Provided, further, if the Closing Date shall not have occurred before April 1, 2000, the agreement shall be null and void and of no further force or effect. In such event, neither BioLynx Outsource Services, Inc. nor Alamo Commercial Group, Inc. shall have any liability to the other. After the Closing all liabilities and obligations subsequent to that date, relating to leased employees and contracts, will be liabilities and obligations of BioLynx Outsource Services. At the time of the closing, BioLynx Outsource Services is expected to be a wholly-owned subsidiary of BioLynx.Com.

     . The agreement provides for termination for cause, which is the failure of any condition precedent, and termination without cause with mutual consent. In addition, for $100.00, with written notice, BioLynx Outsource Services has the option to terminate the agreement at any time.

     The $1,000,000 cash payment by BioLynx Outsource Services (expected to then be a wholly-owned subsidiary of BioLynx.Com) for the designated assets of Alamo Commercial is anticipated to be provided out of the proceeds of this offering. The primary reason for this proposed acquisition is to give us a ready-made client base for our employee leasing business. As for the cash payment required at the closing, we can give our promissory note due within 90 days thereof. If we utilize the note option, we will have to ensure that we have the required cash to pay the note on its due date.

     Debt Obligation to John D. Walker II and His Affiliates. As of
September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. On December 1, 1999, we executed an agreement with Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. by the issuance of our preferred stock, on the basis of one share of preferred stock for every dollar of debt owed, which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. If a conversion of the preferred stock into shares of our common stock occurs, Mr. Walker and his two affiliates will have registration rights with respect to such shares. See "Principal Stockholders - Registration Rights Agreements."


                            INTENTIONALLY LEFT BLANK

                             PRINCIPAL STOCKHOLDERS

     The following table presents certain information regarding the beneficial ownership of all shares of the common stock at November 30, 1999 by (1) each person who owns beneficially more than five percent of the outstanding shares of the common stock, (2) each director of BioLynx.Com, (3) each named executive officer, and (4) all directors and officers as a group.

                                               Shares Beneficially Owned
                                               -------------------------

        Name of Beneficial Owner (1)             Number          Percent
        ----------------------------             ------          -------

     John D. Walker II (2)................     2,298,521          43.06
     Patrick E. Tolle.....................       450,000           8.43
     Andrew Fitch-Wallish.................       300,000           5.62
     Louis A. Ross, Ph.D..................        10,000           0.19
     Wren Alexander.......................       100,000           1.87
     All directors and officers
       as a group (five persons)..........     3,158,521          59.17
     Martex Trading Co., Inc..............       400,000           7.49

__________________
(1) Unless otherwise indicated, each person named in the above-described table has the sole voting and investment power with respect to his shares of the common stock beneficially owned. The business address of each individual is the same as the address of BioLynx.Com's principal executive offices, except for Martex Trading Co., Inc., whose address is 1800 Bering Drive, Suite 400, Houston, Texas 77057.
(2) BioLynx.Com has issued its eight percent Convertible Subordinated Debenture due April 16, 2002 in the amount of $1,107,523 to John D. Walker II, the Chairman, President, and a major shareholder of BioLynx.Com, in consideration for Mr. Walker's providing financing to BioLynx.Com in such amount. The debenture is convertible at $3.30 per share into 335,613 shares of the common stock at any time before its maturity. The shares shown as being owned by Mr. Walker are actually owned by United Capital Investment Group, Inc., a company wholly-owned by Mr. Walker, which owns 1,650,000 shares, and several members of Mr. Walker's family which own, in the aggregate, 237,500 shares. Also, as of September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. We have agreed with Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. by the issuance of our preferred stock, on the basis of one share of preferred stock for every dollar of debt owed, which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. Inasmuch as only $173,651 of such debt has been identified as of the date of this prospectus, we can only treat such $173,651 as being convertible at any time into 173,651 shares of our preferred stock, which is further convertible at any time into 52,622 shares of our common stock.

R. F. Bearden Associates, Inc. Financial Advisory Agreement

     On May 7, 1999, BioLynx.Com and R. F. Bearden Associates, Inc. ("Bearden") executed a Financial Advisory Agreement which resulted in the purchase of 400,000 shares of our common stock by Martex Trading Co., Inc. In consideration of the Financial Advisory Agreement, we sold 37,500 shares of our common stock to Bearden. The services performed under the Financial Advisory Agreement included the structure, negotiation and advice by Bearden and Texas Commercial Resources, Inc. described below with respect to the purchase of our common stock by Martex Trading Co., Inc., and the anticipated spin off of the common stock of Martex Trading Co., Inc. to the shareholders of its parent, Auto Axzpt.Com, Inc. All of our shares of the common stock issued to Bearden have standard "piggyback" registration rights at no cost to Bearden. See " - Registration Rights Agreements." Bearden is also a shareholder of Auto Axzpt.Com, Inc.

Texas Commercial Resources, Inc. Financial Advisory Agreement

     On May 7, 1999, BioLynx.Com and Texas Commercial Resources, Inc. ("Texas Commercial") executed a Financial Advisory Agreement which resulted in the purchase of 400,000 shares of our common stock by Martex Trading Co., Inc. In consideration of the Financial Advisory Agreement, we sold 37,500 shares of our common stock to Texas Commercial. The services performed under the Financial Advisory Agreement included the structure, negotiation and advice by Texas Commercial and Bearden with respect to the purchase of our common stock by Martex Trading Co., Inc., and the anticipated spin off of the common stock of Martex Trading Co., Inc. to the shareholders of its parent, Auto Axzpt.Com, Inc. All of our shares of the common stock issued to Texas Commercial have standard "piggyback" registration rights at no cost to Texas Commercial. See " -Registration Rights Agreements." Texas Commercial is also a shareholder of Auto Axzpt.Com, Inc.

Jazbermaine Consulting Agreement

     On May 7, 1999, BioLynx.Com and Jazbermaine executed that certain Consulting Agreement whereby BioLynx.Com engaged Jazbermaine to perform services associated with the development of a comprehensive business plan, future acquisition strategies, and any other ancillary services relating to the foregoing. In consideration of such services, BioLynx.Com sold 200,000 shares of its common stock to Jazbermaine, all of which have standard "piggyback" registration rights at no cost to Jazbermaine. See " - Registration Rights Agreements." Jazbermaine is also a shareholder of Auto Axzpt.Com, Inc.

Registration Rights Agreements

     On May 7, 1999, BioLynx.Com executed a Registration Rights Agreement with each of R. F. Bearden Associates, Inc., Texas Commercial Resources, Inc., and Jazbermaine. In addition, if John D. Walker II, our Chairman, President, and a major shareholder, elects to convert any portion of our Convertible Subordinated Debenture into shares of our common stock (up to 335,613 shares), the shares he will receive upon any such conversion will be governed by a Registration Rights Agreement executed on April 16, 1999. Likewise, on April 16, 1999, BioLynx.Com and Aurora Financial Services, L.L.C. executed a Registration Rights Agreement covering the 20,000 shares of the common stock that Aurora received in connection with a private placement of our common stock. On December 1, 1999, we also executed a Registration Rights Agreement with Mr. Walker and United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. covering any shares of the common stock which might be received upon the conversion of any such shares of preferred stock into shares of our common stock, as a result of the conversion of our debt to them. Each agreement provides the following:

     . The right to "piggyback" on a firm commitment underwritten offering with respect to our common stock.

     . If the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit some or all of the shares that may be included in the registration.

     . BioLynx.Com agrees to use its best lawful efforts to make and keep public information available, as those terms are understood and defined in Rule 144 at all times during which BioLynx.Com is subject to the reporting requirements of the Exchange Act, and file with the SEC in a timely manner all reports and other documents required of BioLynx.Com under the Securities Act and the Exchange Act (at all times during which BioLynx.Com is subject to such reporting requirements).

     . All expenses (except for any underwriting and selling discounts and commissions and legal fees for the shareholder's attorneys) will be paid by BioLynx.Com.

     . Each party agrees to indemnity and hold harmless the other against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, to which a party may become subject under the Securities Act as a result of any untrue statement or alleged untrue statement of any material fact.

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

                           DESCRIPTION OF SECURITIES

     The following is a summary of the material provisions of BioLynx.Com's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") as they are currently in effect, but may not contain all of the information that is important to you. See "Where You Can Find More Information" for information about how to obtain a copy of the documents referred to in this section. The rights described below are subject to any rights that may be granted to any holder of preferred shares.

Capital Stock

     The authorized capital stock of BioLynx.Com consists of 50,000,000 shares of common stock, par value $0.001 per share (the "common stock") and 20,000,000 shares of preferred stock, par value $1.00 per share (the "preferred stock").
As of November 30, 1999, there were 4,926,600 shares of the common stock issued and outstanding, while no shares of the preferred stock were issued or outstanding. In addition, BioLynx.Com has outstanding its eight percent Convertible Subordinated Debenture in the amount of $1,107,523 in favor of John
D. Walker II, the Chairman, President, and a major shareholder of BioLynx.Com, in consideration of Mr. Walker's providing financing to BioLynx.Com. The debenture is convertible at any time before its maturity on April 16, 2002 into 335,613 shares of the common stock. BioLynx.Com has reserved 335,613 shares of the common stock for issuance upon the conversion of the debenture, and 250,000 shares of the common stock in connection with the BioLynx.Com, Inc. 1999 Stock Incentive Plan. If we acquire all of the shares of the capital stock of BioLynx Outsource Services, Inc., and all of the leased employees, together with all contracts to furnish services and leasing of Alamo Commercial Group, Inc., both of which are affiliates of Mr. Walker, the affiliates of Mr. Walker will receive 3,551,883 shares of our preferred stock, which will be convertible into approximately 1,076,328 shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. We will reserve enough shares of the common stock to satisfy the conversion rights under the preferred stock, if the two anticipated acquisitions occur. See "Certain Transactions."


     Also, we have outstanding a warrant covering 7,500 shares of our common stock in favor of Travis Morgan Securities, Inc., a member of the selling group which participated in our private placement which concluded on November 24, 1999. Travis Morgan Securities, Inc. is likewise slated to be a selling agent in connection with this offering. We have likewise reserved 7,500 shares of our common stock against the possible exercise of the warrant.

     Additionally, as of September 30, 1999, we were indebted in the amount of $173,651, plus any additional amounts advanced to us since September 30, 1999 through November 19, 1999, to Mr. Walker and two of his affiliated companies, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc. We have agreed with Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. that such debt can be satisfied at the election of Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. by the issuance of our preferred stock which could be convertible at any time into shares of our common stock, based upon a conversion at the rate of the liquidation privilege with respect to the preferred stock, together with any declared but unpaid dividends on the preferred stock, divided by $3.30 per share of common stock. We will reserve enough shares of the common stock to satisfy the conversion rights under the preferred stock, if the debt conversion occurs.

     The following description of certain matters relating to the common stock and the preferred stock is a summary and is qualified in its entirety by the provisions of our Articles and Bylaws.

     Common Stock. The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. The holders of the common stock have the sole right to vote, except as otherwise provided by law or by our Articles, including provisions governing any shares of the preferred stock. In addition, our shareholders are entitled to receive ratably, dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any shares of the preferred stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding up of BioLynx.Com, the holders of the common stock are entitled to share ratably in all assets remaining after payment of all liabilities of BioLynx.Com and subject to the prior distribution rights of the holders of any shares of the preferred stock that may be outstanding at that time.

     The holders of the common stock do not have cumulative voting rights or preemptive rights to acquire or subscribe for additional, unissued or treasury shares in accordance with the laws of the State of Texas. Accordingly, the holders of more than 50 percent of the issued and outstanding shares of the common stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of the common stock voting for the election of the directors will be unable to elect any person or persons to the Board of Directors. All outstanding shares of the common stock are fully paid and nonassessable.

     The laws of the State of Texas provide that the affirmative vote of two-thirds (2/3) of the holders of the outstanding shares of the common stock is required to authorize any amendment to our Articles, any merger or consolidation of BioLynx.Com with any corporation, or any liquidation or disposition of any substantial assets of BioLynx.Com.

     Preferred Stock. The Board of Directors is authorized, without action by the holders of the common stock, to provide for the issuance of the preferred stock in one or more series, to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the common stock. The issuance of one or more series of the preferred stock could adversely affect the voting power of the holders of the common stock and could have the effect of discouraging or making more difficult any attempt by a person or group to attain control of BioLynx.Com. The holders of the preferred stock do not have cumulative voting rights or preemptive rights to acquire or subscribe for additional, unissued or treasury shares. As of the date of this prospectus, there are no shares of the preferred stock issued and outstanding, although we do plan on issuing shares of preferred stock in connection with the proposed transactions regarding BioLynx Outsource Services, Inc. and Alamo Commercial Group, Inc. We may be called upon to issue shares of our preferred stock if the debt to Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. is converted in accordance with its terms.

Debenture

     General. On April 16, 1999, BioLynx.Com issued to John D. Walker II, our Chairman, President, and a major shareholder, its eight percent Convertible Subordinated Debenture due April 16, 2002 in the principal amount of $1,107,523. The debenture is subordinated to the general obligations of BioLynx.Com and will mature three years from the date of its issuance. The debenture is convertible into 335,613 shares of the common stock. The principal and all accrued interest on the debenture will be due and payable on its maturity.

     Sinking Fund. BioLynx.Com will not be required to establish a sinking fund with respect to the debenture.

     Subordination of the Debenture. The indebtedness evidenced by the debenture is subordinated to the prior payment in full of all Senior Debt of BioLynx.Com (as hereinafter defined). Upon maturity of any Senior Debt, payment in full must be made on the Senior Debt before any payment is made on or in respect of the debenture. During the continuance of any default with respect to Senior Debt entitling the holders thereof to accelerate the maturity thereof, or if any default would be caused by any payment upon or in respect of the debenture, no payment may be made by BioLynx.Com upon or in respect of the debenture. Upon any distribution of assets of BioLynx.Com in any dissolution, winding up, liquidation or reorganization of BioLynx.Com, payment of the principal of and interest on the debenture will be subordinated, to the extent and in the manner set forth in the debenture, to the prior payment in full of all Senior Debt. Because of these subordination provisions, unless holders of the debenture and holders of Senior Debt are paid in full, holders of Senior Debt will recover more, ratably, than holders of the debenture.

     Senior Debt. As used herein, the term "Senior Debt" means (1) the principal of and premium, if any, and interest on all indebtedness of BioLynx.Com, whether currently outstanding or hereafter created (other than any indebtedness of BioLynx.Com hereafter created which is, when created, specifically designated by BioLynx.Com as not constituting Senior Debt with respect to the debenture), for money borrowed by BioLynx.Com or by others guaranteed by BioLynx.Com, and indebtedness constituting purchase money indebtedness of BioLynx.Com or of others and guaranteed by BioLynx.Com, (2) any other indebtedness, liability or obligation, contingent or otherwise, of BioLynx.Com and any guaranty, endorsement of other contingent obligation in respect of any indebtedness, liability or obligation of another, created, assumed or incurred by BioLynx.Com after the date of the issuance of the debenture, which is, when created, assumed or incurred, specifically designated by BioLynx.Com as Senior Debt with respect to the debenture, and (3) any refunding, renewals or extensions of any indebtedness or other obligation described as Senior Debt or other indebtedness or other obligation described as Senior Debt in (1) or (2) above. It is expressly understood that the term Senior Debt does not include any amounts owing by BioLynx.Com to any shareholder or employee of BioLynx.Com. The debenture does not limit Senior Debt or other indebtedness which may be incurred by BioLynx.Com, whether secured or unsecured.

     As of the date of this prospectus, there was no Senior Debt. However, BioLynx.Com could incur Senior Debt at any time.

     Successor Entity. BioLynx.Com may not consolidate with or merge into, or transfer all or substantially all of its assets to another corporation unless the successor corporation assumes all of the obligations of BioLynx.Com under the debenture and immediately after the transaction no default exists. Thereafter, all such obligations of BioLynx.Com will terminate.

     Defaults and Remedies. An event of default will be if any default shall be made in due observance and performance of any covenant, agreement or condition in the debenture (including, but not limited to the payment of any interest or principal) and such default shall continue for a period of 30 days after written notice thereof to BioLynx.Com by the holders of at least two-thirds (2/3) of the then unpaid principal amount of the debenture, as well as various acts of bankruptcy. If an event of default occurs and is continuing, the holders of at least 51 percent in principal amount of the debenture then outstanding may declare the principal of and accrued interest on the outstanding debenture to be due and payable. Holders of the debenture may not enforce the debenture except as provided in the debenture.

     No Recourse. Directors, officers, employees or shareholders of BioLynx.Com do not have any liability for any obligations of BioLynx.Com under the debenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a debenture, by accepting a debenture, will waive and release all such liability. The waiver and release will be part of the consideration for the issuance of the debenture.

Warrant

     On October 6, 1999, we issued to Travis Morgan Securities, Inc. our warrant for the purchase of 50,000 shares of our common stock at a purchase price of $1.00 per share. The warrant was issued in connection with our private placement of our shares which closed on November 24, 1999. The warrant was designed to compensate Travis Morgan Securities, Inc. for its services in the private placement of our shares. The warrant expired on November 5, 1999 without being exercised., and consequently, no shares were issued pursuant to the warrant. On December 1, 1999, we issued to Travis Morgan Securities, Inc. our warrant for the purchase of 7,500 shares of our common stock at a purchase price of $1.00 per share, which expires on January 31, 2000. The warrant was issued in connection with our private placement of our shares which closed on November 24, 1999. The warrant was designed to compensate Travis Morgan Securities, Inc. for its additional services in the private placement of our shares.

Certain Provision of the Articles of Incorporation and Bylaws

     General. A number of provisions of our Articles and Bylaws concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of our Board of Directors to issue shares of the preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests).
To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board of Directors to issue preferred stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by the shareholders, even if such removal or assumption would be beneficial to the shareholders of BioLynx.Com. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of the shareholders, and could potentially depress the market price of the common stock. The Board of Directors believes that these provisions are appropriate to protect the interests of BioLynx.Com and all of its shareholders.

     Meetings of Shareholders. The Articles provide that a special meeting of the shareholders may be called only by (1) the President, (2) the holders of at least 10 percent of all of the shares entitled to vote at the proposed special meeting, or (3) the Board of Directors pursuant to a resolution adopted by a majority of the then authorized number of directors of BioLynx.Com. Special shareholder meetings may not be called by any other person or persons or in any other manner. Our Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at the special meeting. Our Articles do not permit actions to be taken by written consent, unless approved by the Board of Directors.

     The first annual meeting of our shareholders will be held in 2000, on a date and at a time designated by the Board.

     Indemnification and Limitation of Liability. Our Articles provide that any person who at any time shall serve or shall have served, as a director, officer, employee, or agent of BioLynx.Com, or of any other enterprise at the request of BioLynx.Com, and the heirs, executors, and administrators of such person, shall be indemnified by us against all costs and expenses (including but not limited to counsel fees, amounts or judgments paid, and amounts paid in settlement) reasonably incurred in connection with the defense of any claim, action, suit, or proceeding, whether civil, criminal, administrative, or other, in which he may be involved by virtue of such person being or having been such director, officer, employee, or agent, provided, however, that such indemnity shall not be operative with respect to:

     . Any matter as to which such person shall have been finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer, employee, or agent; or

     . Any matter settled or compromised, unless in he opinion of independent counsel selected by or in a manner determined by the Board of Directors, there is not reasonable ground for such person being adjudged liable for negligence or misconduct in the performance of his duties as such director, officer, employee, or agent; or

     .    Any amount paid or payable to BioLynx.Com or such other enterprise.

     The foregoing indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of shareholders, or otherwise. By its terms, and in accordance with applicable state law, however, this provision does not eliminate or limit the liability of a director of BioLynx.Com for any breach of duty based upon an act or omission (1) involving appropriation in violation of duty of any business opportunity of BioLynx.Com, (2) involving acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of the law, or (3) involving unlawful distributions or transactions from which the director derived an improper personal benefit.

     Our Bylaws contain similar indemnification and limitation of liability provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling BioLynx.Com pursuant to the foregoing provisions, or otherwise, BioLynx.Com is aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Amendment of Bylaws. The Articles provide that the Bylaws may be amended either (1) by the Board of Directors by the affirmative vote of at least a majority of the then authorized number of directors, or (2) by the shareholders by the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of the then outstanding voting shares of the capital stock of BioLynx.Com, voting together as a single class.

Certain Effects of Authorized but Unissued Stock

     Until the issuance of all of the shares of the common stock offered hereby, and covered by our Convertible Subordinated Debenture and our 1999 Stock Incentive Compensation Plan, our authorized but unissued capital stock will consist of approximately 45,073,400 shares of the common stock and 20,000,000 shares of the preferred stock. One of the effects of the authorized but unissued capital stock may be to enable our Board to render more difficult or to discourage an attempt to obtain control of BioLynx.Com by means of a tender offer, proxy contest or otherwise, and thereby to protect the continuity of BioLynx.Com's management. If, in the due exercise of its fiduciary obligations, for example, the Board were to determine that a takeover proposal was not in BioLynx.Com's best interests, shares of our capital stock could be issued by the Board without shareholder approval in one or more private or public offerings or other transactions. The effect of issuing more shares might prevent or render more difficult or costly the completion of the proposed takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group, by creating a substantial voting block of institutional or other investors that might undertake to support the position of the incumbent Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, our Articles grant the Board broad power to establish the rights and preferences of the authorized, but unissued preferred stock, one or more series of which would be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert preferred stock into a larger number of shares of the common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

     The issuance of shares of the preferred stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of the common stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of BioLynx.Com. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of authorized, but unissued stock, unless otherwise required by law.

     As discussed above, we do plan to issue shares of our preferred stock in connection with two acquisitions, and the possible conversion of our debt to Mr. Walker, United Capital Investment Group, Inc., and Alamo Commercial Group, Inc. See "- Capital Stock."

Quotation on the OTC Bulletin Board

     Our shares of common stock are expected to be quoted on the OTC Bulletin Board. There is currently no trading market for our shares. While our shares of common stock are offered at a price of $4.00 per share, prices at which our shares will trade may be higher or lower and will depend on many factors. Until our shares are fully distributed and an orderly market develops, the prices at which trading in our shares occur may fluctuate significantly. The prices at which our stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for our stock, investor perception of us and our businesses, our dividend policy, interest rates and general economic and market conditions. See "Risk Factors -A Public Market for Our Common Stock May Be Uncertain."

     The OCT Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") equity securities. An OTC equity security generally is any equity that is not listed or traded on Nasdaq or a national securities exchange. The OTC Bulletin Board is a quotation medium for subscribing members, not an issuer listing service, and should not be confused with The Nasdaq Stock Market. OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports through a highly sophisticated, closed computer network. The OTC Bulletin Board is unlike The Nasdaq Stock Market in that it does not (1) impose listing standards, (2) provide for automated trade executions, (3) maintain relationships with quoted issuers, and (4) have the same obligations for market makers.

     The OTC Bulletin Board is distinct from the "Pink Sheets" which are operated by the National Quotation Bureau, L.L.C. The "Pink Sheets" are a static paper quotation medium printed weekly and distributed to broker-dealers. An electronic version of the "Pink Sheets" is updated once a day and disseminated over market vendor terminals.

     There can be no guarantee that we will be able to effectuate the quotation of our shares of the common stock on the OTC Bulletin Board. If we do not satisfy all of the requirements in order for us to be eligible for quotation on the OTC Bulletin Board, we would have to face the prospect of having our shares being quoted in the "Pink Sheets." Even if the shares of the common stock are quoted in any public venue, there can be no assurance that an active trading market will develop, or if a market is developed that it will be sustained.

Additional Corporate Governance and Takeover Related Matters

     Board of Directors. The business and affairs of BioLynx.Com are managed under the direction of our Board, which consists of five members. The number of directors that shall constitute the whole Board shall be fixed by, and may be increased or decreased from time to time by, the affirmative vote of a majority of the members at any time constituting the Board. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. The Board may not have fewer than one member.

     Our Board of Directors is divided into three classes, Class A, Class B and Class C. The classes are as nearly equal in number of directors as possible. Each director shall serve for a term expiring at the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class A shall serve for an initial term expiring at the annual meeting following the end of our 1999 fiscal year, the directors first elected to Class B shall serve for an initial term expiring at the second annual meeting next following the end of our 1999 fiscal year, and the directors first elected to Class C shall serve for an initial term expiring at the third annual meeting next following the end of our 1999 fiscal year. The persons named as directors in this prospectus are all Class C directors. Moreover, directors who are elected at an annual meeting of shareholders, and directors elected in the interim to fill vacancies and newly created directorships, shall hold office for the term for which elected and until their successors are elected and qualified or until their earlier death, resignation or removal. Whenever the holders of any class or classes of stock or any series thereof shall be entitled to elect one or more directors pursuant to any resolution or resolutions of the Board of Directors designating a series of the preferred stock, vacancies and newly created directorships of such class or classes or series thereof may be filled by a majority of the directors elected by such class or classes or series thereof then in office, by a sole remaining director so elected or by the unanimous written consent or the affirmative vote of a majority of the outstanding shares of the class or classes or series entitled to elect the director or directors.

     Any director may be removed from office only by the affirmative vote of the holders of two-thirds (2/3) or more of the combined voting power of the then outstanding shares of capital stock of BioLynx.Com entitled to vote at a meeting of shareholders called for that purpose, voting together as a single class.

     Nominations of persons for election to the Board of Directors may be made at a meeting of the shareholders at which directors are to be elected (1) by or at the direction of the Board of Directors, or (2) by any shareholder of BioLynx.Com who is a shareholder of record at the time of the giving of notice, who shall be entitled to vote at such meeting in the election of directors and who complies with the requirements of the Bylaws. Nominations, other than those made by or at the direction of the Board of Directors, shall be preceded by timely advance notice in writing to the Secretary. To be timely, a shareholder's notice shall be delivered to, or mailed and received at, the principal executive offices of BioLynx.Com (A) with respect to an election to be held at the annual meeting of the shareholders of BioLynx.Com, not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that with respect to the annual meeting of shareholders to be held in 2000 or in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by BioLynx.Com; and (B) with respect to an election to be held at a special meeting of shareholders of BioLynx.Com for the election of directors not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to shareholders of BioLynx.Com as provided in the Bylaws or public disclosure of the date of the special meeting was made, whichever first occurs. The presiding officer of the meeting of shareholders shall determine whether the requirements of the Bylaws have been met with respect to any nomination or intended nomination. If the presiding officer determines that any nomination was not made in accordance with the requirements of the Bylaws, he shall so declare at the meeting and the defective nomination shall be disregarded. A shareholder is also required to comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in the Bylaws regarding nominations of persons as directors.

     Anti-Takeover Effects. All of the provisions discussed in this section might make it more difficult for someone to obtain control of us unless the transaction is approved by our Board. Certain of these provisions could also make it more difficult for a third party to replace our management or Board without the approval of our Board of Directors.

Transfer Agent and Registrar

     BioLynx.Com will apply for quotation of its common stock on the OTC Bulletin Board under the symbol "BLNX." The Transfer Agent and Registrar for the common stock will be American Stock Transfer & Trust Company, Stock Transfer Department, 40 Wall Street, 46th Floor, New York, New York 10005, telephone
(212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Upon completion of this offering and assuming (1) the issuance of 1,000,000 shares of our common stock pursuant to this offering, (2) the issuance of 25,000 shares of our common stock to Aurora Financial Services, L.L.C. in consideration of its services in connection with this offering, (3) no conversion of our Convertible Subordinated Debenture by John D. Walker II, (4) no conversion of any of our debt to Mr. Walker and his affiliates, United Capital Investment Group, Inc. and Alamo Commercial Group, Inc., and (5) no exercise of the warrant in favor of Travis Morgan Securities, Inc. covering 7,500 shares of our common stock, there will be an aggregate of 5,951,600 shares of BioLynx.Com's common stock outstanding. Of these shares, all of the shares sold in this offering will be freely transferable without restriction or limitation under the Securities Act, unless purchased by "affiliates" of BioLynx.Com, as defined under the Securities Act. The remaining 4,951,600 shares are "restricted shares" within the meaning of Rule 144 under the Securities Act, and are subject to restrictions under the Securities Act.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of common stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of BioLynx.Com is entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of (1) one percent of the number of then outstanding shares, or (2) the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice and manner of sale requirements and to the availability of current public information about BioLynx.Com and must be made in unsolicited brokers' transactions or to a market maker. A person who is not an "affiliate" of BioLynx.Com under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of such rule. Affiliates of BioLynx.Com must comply with the restrictions and requirements of Rule 144 when transferring restricted shares even after the two year holding period has expired and must comply with the restrictions and requirements of Rule 144 other than the one-year holding period in order to sell unrestricted shares. Rule 144 does not require the same person to have held the securities for the applicable period.

     Any employee, officer or director of, or consultant to BioLynx.Com who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell such shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell such shares without complying with the public information, volume and notice provisions of Rule 144.

     Prior to this offering, there has been no market for the BioLynx.Com common stock. No predictions can be made of the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of BioLynx.Com's common stock could adversely affect the prevailing market price of the common stock, as well as impair the ability of BioLynx.Com to raise capital through the issuance of additional equity securities. See "Risk Factors - Availability of Significant Amounts of Common Stock for Sale Could Adversely Affect Its Market Price."

                                 LEGAL MATTERS

     Certain legal matters relating to the issuance of the shares of the common stock will be passed upon for us by Jackson Walker L.L.P., Houston, Texas.

                                    EXPERTS

     The Financial Statements and schedules for the periods from inception through December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus and in the registration statement have been audited by John
M. James, independent certified public accountant, to the extent and for the periods set forth in his report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as an expert in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     BioLynx.Com has not been previously subject to the reporting requirements of the Exchange Act, although it will become subject to the reporting requirements of the Exchange Act following the registration of the securities described herein. In accordance with the Exchange Act, we will file reports, proxy statement, and other information with the SEC. In addition, we intend to furnish our shareholders with annual reports containing audited financial statements and such interim reports as we deem appropriate. No person is authorized by BioLynx.Com to give any information or to make any representations other than those contained in this prospectus, and, if given or made, you should not rely upon such information.

     We have filed with the SEC a registration statement under the Securities Act on Form SB-2 to register the shares of BioLynx.Com's common stock to be sold pursuant to this prospectus. As allowed by SEC rules, this prospectus does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet by using the Quick Forms Lookup at the SEC EDGAR Archive, the address of which is http://www.sec.gov.

                        INDEX TO FINANCIAL INFORMATION
Report of Independent Certified Public Accountant ...................................  F-1
Audited Financial Statements:
  Balance Sheets ....................................................................  F-2
  Statements of Operations ..........................................................  F-3
  Statement of Changes in Stockholders' Equity (Deficit) ............................  F-4
  Statements of Cash Flows ..........................................................  F-5
  Notes to the Financial Statements ................................................ F-6/9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT



To the Board of Directors and Shareholders of BioLynx.Com, Inc.

     I have audited the accompanying balance sheets of BioLynx.Com, Inc. (a development stage corporation) at December 31, 1998 and September 30, 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from inception through December 31, 1998, the nine months ended September 30, 1999, and the period from Inception through September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted the audits in accordance with generally accepted accounting standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     As discussed in Note 1 to the financial statements, the Company is a development stage enterprise with no significant revenues to date. The ability of the Company to complete the development and other activities necessary to commercialize its assets is dependent upon many factors, including continued financial support from its existing and new stockholders and significant and timely sales of its services to customers.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioLynx.Com, Inc. at December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from its inception through December 31, 1998, the nine month period ended September 30, 1999, and the period from Inception through September 30, 1999, in conformity with generally accepted accounting principles.

                                    /s/ John M. James

                                    JOHN M. JAMES

Houston, Texas
November 19, 1999

                               BIOLYNX.COM, INC.
                       (a development stage corporation)
                                Balance Sheets


                                                ASSETS

                                                                          December 31,  September 30,
                                                                              1998          1999
                                                                          ------------  -------------
Current Assets:
     Cash and cash equivalents........................................    $         --  $      78,462
     Trade accounts receivable........................................              --         10,410
     Stock subscriptions receivable...................................              --          3,839
     Component parts inventory........................................              --         19,393
     Prepaid expenses.................................................              --          4,000
                                                                          ------------  -------------
               Total Current Assets...................................              --        116,104
Property and equipment, net ( Note 3).................................          22,354         79,237
Deferred offering costs, net..........................................              --         27,792
Other assets (Deposit)................................................              --          2,984
                                                                          ------------  -------------
               Total Assets...........................................    $     22,354  $     226,117
                                                                          ============  =============

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
     Accounts payable and accrued liabilities.........................    $         --  $      75,196
     Amounts payable to affiliate of majority stockholder.............              --        173,651
                                                                          ------------  -------------
               Total Current Liabilities..............................              --        248,847
Convertible subordinated debenture (Note 4)...........................         821,352      1,107,523
Commitments and contingencies (Note 8)................................              --             --
Stockholders' Equity (Deficit):.......................................
     Preferred stock, $1.00 par value, 20,000,000 shares
       authorized, 0 shares issued and outstanding....................              --             --
     Common stock, $0.001 par value, 50,000,000 shares
       authorized, 2,249,000 and 4,267,250 shares issued
       and outstanding, respectively..................................           2,249          4,267
     Paid-in-capital..................................................              --      1,098,393
     Retained earnings (deficit)......................................        (801,247)    (2,232,913)
                                                                          ------------  -------------
               Total Stockholders' Equity (Deficit)...................        (798,998)    (1,130,253)
                                                                          ------------  -------------
               Total Liabilities and Stockholders' Equity (Deficit)...    $     22,354  $     226,117
                                                                          ============  =============

  The accompanying notes are an integral part of these financial statements.

                               BIOLYNX.COM, INC.
                       (a development stage corporation)
                           Statements of Operations


                                                                Inception       Nine Months       Inception
                                                                 Through           Ended           Through
                                                              Dec. 31, 1998   Sept. 30, 1999   Sept. 30, 1999
                                                              -------------   --------------   --------------
Revenues:

     Services revenues.................................       $          --   $       10,410   $       10,410

Costs and expenses:

     Cost of operations................................                  --               --               --

     Research and development (Note 5).................             403,042          982,371        1,385,413

     Selling, general and administrative (Note 5)......             395,569          396,233          791,802

     Depreciation and amortization.....................               1,387           22,690           24,077
                                                              -------------   --------------   --------------
          Total costs and expenses.....................             799,998        1,401,294        2,201,292
                                                              -------------   --------------   --------------
Operating income (loss)................................            (799,998)      (1,390,884)      (2,190,882)

Other income (expense):

     Interest expense..................................                  --          (40,782)         (40,782)

     Other.............................................                  --               --               --
                                                              -------------   --------------   --------------
          Net Income (Loss)............................       $    (799,998)  $   (1,431,666)  $   (2,231,664)
                                                              =============   ==============   ==============
Basic and Diluted Net (Loss) Per Share.................       $       (0.36)  $        (0.46)  $        (0.74)
                                                              =============   ==============   ==============
Weighted average common shares outstanding.............           2,249,000        3,081,580        2,999,146
                                                              =============   ==============   ==============

  The accompanying notes are an integral part of these financial statements.

                               BIOLYNX.COM, INC.
                       (a development stage corporation)
            Statement of Changes in Stockholders' Equity (deficit)


                                                                             Retained
                                                    Common     Paid-In-      Earnings
                                                     stock      Capital      (Deficit)
                                                    ------     --------      ---------
Capital contribution on December 2, 1998           $   2,249   $       --   $    (1,249)

Net income (Loss) for the period                          --           --      (799,998)
                                                   ---------   ----------   -----------

Balance at December 31, 1998                           2,249           --      (801,247)

Sales of common stock, net of offering costs           2,018    1,098,393            --

Net income (Loss) for the period                          --           --    (1,431,666)
                                                   ---------   ----------   -----------

Balance at September  30, 1999                     $   4,267   $1,098,393   $(2,232,913)
                                                   =========   ==========   ===========

  The accompanying notes are an integral part of these financial statements.

                               BIOLYNX.COM, INC.
                       (a development stage corporation)
                           Statements of Cash Flows


                                                                             Inception       Nine Months       Inception
                                                                              Through           Ended           Through
                                                                           Dec. 31, 1998   Sept. 30, 1999   Sept. 30, 1999
                                                                           -------------   --------------   --------------
Operating activities:
Net income (Loss)....................................................      $    (799,998)  $   (1,431,666)  $   (2,231,664)
Adjustment to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization...................................              1,387           22,690           24,077
     Recognition of compensation for stock awards....................                 --          650,000          650,000
     Increase in accounts receivable, net............................                 --          (10,410)         (10,410)
     Increase in component parts inventory...........................                 --          (19,393)         (19,393)
     Increase in prepaid expenses....................................                 --           (4,000)          (4,000)
     Increase in accounts payable & accrued liabilities..............                 --           75,196           75,196
     Increase in amounts payable to affiliates.......................                 --          173,651          173,651
     Net cash paid by stockholder for the Company....................            798,611               --          798,611
                                                                           -------------   --------------   --------------
          Net cash (used in) operating activities....................                 --         (543,932)        (543,932)
                                                                           -------------   --------------   --------------
Investing activities:
     Capital expenditures............................................            (23,741)         (79,573)        (103,314)
     Other assets (deposit)..........................................                 --           (2,984)          (2,984)
     Net cash paid by stockholder for the Company....................             23,741               --           23,741
                                                                           -------------   --------------   --------------
          Net cash used in investing activities......................                 --          (82,557)         (82,557)
                                                                           -------------   --------------   --------------
Financing activities:
     Proceeds from advances from stockholder (later..................            821,352          286,171        1,107,523
     converted to subordinated debentures)
     Stockholder contributions.......................................              1,000          535,926          536,926
     Increase in stock subscriptions receivable......................                 --           (3,839)          (3,839)
     Private placement offering costs incurred.......................                 --         (113,307)        (113,307)
     Net non-cash benefit received by stockholder for
     payments made on behalf of the Company..........................           (822,352)              --         (822,352)
                                                                           -------------   --------------   --------------
          Net cash provided by financing activities..................                 --          704,951          704,951
                                                                           -------------   --------------   --------------
Net increase in cash and cash equivalents............................                 --           78,462           78,462
     Cash and cash equivalents at the beginning of the period........                 --               --               --
                                                                           -------------   --------------   --------------
     Cash and cash equivalents at the end of the period..............      $               $       78,462   $       78,462
                                                                           =============   ==============   ==============
Supplemental disclosure of cash flow information:
     Cash paid during the period for interest........................      $          --   $           --   $           --
                                                                           =============   ==============   ==============
     Cash paid during the period for income taxes....................      $          --   $           --   $           --
                                                                           =============   ==============   ==============
Supplemental schedule of non-cash investing and
  financing information:
     Issuance of common stock for services rendered..................      $       1,000   $      650,000   $      651,000
                                                                           =============   ==============   ==============
     Issuance of amounts payable to stockholder for expenditures
      paid outside the Company.......................................      $     821,352   $                $      821,352
                                                                           =============   ==============   ==============

  The accompanying notes are an integral part of these financial statements.

                               BIOLYNX.COM, INC.
                       Notes To The Financial Statements


1.   ORGANIZATION

     BioLynx.Com, Inc. (the "Company") is a Texas corporation incorporated on April 29, 1999 for the purpose of merging with BioLynx, Inc. (the "Predecessor Company"), and carrying on and expanding their business operations. BioLynx, Inc. was a Texas corporation incorporated on December 2, 1998 to offer biometric payroll services to employers. The Company's principal business activity is the installation of a biometric device (which logs employees in and out for the employer) and applicable software which records, summarizes, and inputs payroll time information into the employer's payroll system.

     The merger of BioLynx.Com, Inc. and BioLynx, Inc. occurred on May 7, 1999, and was accounted for as a reorganization, due to the common ownership of the two companies. Under this accounting treatment for the merger, the assets and liabilities of BioLynx, Inc. were transferred to BioLynx.Com, Inc. and accounted for at historical cost in a manner similar to that in pooling-of-interests accounting.

     The Company is currently a development stage enterprise. Development of the Predecessor Company's products began in the first quarter of 1996, and continued until and after the Predecessor Company's incorporation in December 1998. Costs of approximately $750,000 incurred prior to the date of incorporation were included in the Predecessor Company's financial statements, primarily recorded as development costs. From inception through March 31, 1999, all expenditures related to the Predecessor Company, including payroll related expenses, were funded and paid directly by its shareholder (and affiliates of the shareholder). The Predecessor Company did not itself open a bank account until April 21, 1999. The amount of the funds advanced by the Company's shareholder has been recorded to reflect the liabilities to the shareholder for the advances. Management has stated that additional advances from shareholders subsequent to September 30, 1999 will also be recorded in this fashion. (See
Note 4).

     At December 31, 1998, September 30, 1999 and as of the date of the audit report, the Company is entirely dependent on continued funding by the shareholders. Substantial resources will be required in the future to complete development efforts, acquire other companies and customer bases (see Note 11), design and implement marketing and sales efforts, purchase equipment, fund installations at customer locations, and set up administrative departments. At September 30, 1999, management was in the process of selling shares of common stock of the Company under a private placement memorandum. The private placement offering was completed on November 24, 1999, with a total of 586,600 shares sold at $2.00 per share (including 319,350 shares sold after September 30, 1999. Significant sales are expected to begin in the first quarter of 2000.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Property and Equipment. Property and equipment is recorded at cost and is depreciated using the straight-line method over their useful lives as follows:

     Computer hardware and other electronic equipment ........   3 years
     Purchased software.......................................   3 years

     Expenditures for maintenance, repairs and minor replacements are charged to operations when incurred. Expenditures for major replacements and betterments are capitalized to the property and equipment account and depreciated over the remaining life of the asset. The cost and accumulated depreciation of property and equipment retired or sold is removed at the time of disposition, and the resulting gain or loss is reflected in operations.

     Income Taxes. The Company has adopted the method of accounting for income taxes promulgated by Statement of Financial Accounting Standards No. 109.

                               BIOLYNX.COM, INC.
                       Notes To The Financial Statements


     Advertising Costs. The cost of advertising is expensed as incurred. The Company did not incur advertising expenses during the period ended December 31, 1998. The Company incurred $24,998 of advertising expense during the nine month period ended September 30, 1999.

     Use of Estimates in Financial Statement Preparation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk. The Company maintains cash deposits in a single financial institution. During the periods ended December 31, 1998 and September 30, 1999, there were no occasions when the $100,000 FDIC account insurance limit was exceeded.

     Cash and Cash Equivalents. Cash and highly liquid investments with maturities of three months or less when purchased are included in cash and cash equivalents in these financial statements. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments, which include accounts receivable, accounts payable and convertible subordinated debentures, approximate their fair values at December 31, 1998 and at September 30, 1999.

3.   PROPERTY AND EQUIPMENT

The components of property and equipment at December 31, 1998 and at September 30, 1999 are as follows:

                                        December 31,   September 30,
                                           1998            1999
                                           ----            ----

       Computer equipment..............      $ 2,446        $ 67,625

       Other equipment.................       21,295          21,295

       Purchased software..............           --          14,394
                                             -------        --------

       Total cost......................       23,741         103,314

       Less accumulated depreciation...       (1,387)        (24,077)
                                             -------        --------

       Net property and equipment......      $22,354        $ 79,237
                                             =======        ========

4.   SUBORDINATED CONVERTIBLE DEBENTURE

     Amounts payable to the shareholder outstanding at December 31, 1998 and September 30, 1999 amounted to $821,352 and $1,107,523, respectively. On April 16, 1999, the balance of the amounts payable to the shareholder account was converted to a subordinated convertible debenture of the Company. This debenture, which is unsecured, bears interest at 8%, and the principal along with all accrued interest is due on April 16, 2002. The holder of the debenture has the right, but not the obligation, to convert the debenture into one share of common stock for every $3.30 of debenture held. Interest accrued on this debenture during the nine month period ended September 30, 1999 amounted to $40,782.

                               BIOLYNX.COM, INC.
                       Notes To The Financial Statements

5.   RELATED PARTY TRANSACTIONS

     At December 31, 1998 and at June 30, 1999, the Company leased its employees from an employee leasing Company owned by one of the Company's shareholders under an informal arrangement under which the Company is billed 12% over the gross wages of each employee. The 12% mark-up covers the employer payroll taxes, employee benefit costs, and workers compensation costs, as well as profit margin to the leasing Company.

     At December 31, 1998 and at September 30, 1999, the Company subleased office space from a Company owned by one of the Company's shareholders at a cost of $3,000 per month, beginning in November 1998. See Footnote 7 for further details.

     At December 31, 1998 and at September 30, 1999, the Company shared its executive staff with an affiliated company. As a consequence, one-half of the total payroll costs of the Company's two executives were charged to the Company by the affiliate.

6.   RECOGNITION OF COMPENSATION FOR STOCK AWARDS

     In July and also in September 1999, the Company awarded a combined total of 340,000 shares of common stock to consultants as compensation for their services. A total of $680,000 has been charged to development expense to account for these issued shares (at $2.00 per share).

     In November 1999, the Company awarded an additional 265,000 shares of common stock to consultants as compensation for their services. In November 1999, a total of $530,000 will be charged to administrative expense to account for these issued shares (at $2.00 per share).

7.   RISKS AND UNCERTAINTIES

     The "Year 2000" problem refers to the inability of computer programs to correctly interpret the century from a date in which the year is represented by only two digits. A computer system that is not Year 2000 compliant ("Y2K compliant") would not be able to correctly process certain data, or in extreme situations, could disable an entire system.

     Since inception, the Company has purchased various types of computer hardware and software to meet its operational needs. The Company has stated it has undertaken a feasibility study in 1999 to identify any changes necessary in its computer systems to assure they will be Y2K compliant. During the remainder of 1999, the Company has stated that its outside consultants will upgrade, to the extent necessary, any of the software and hardware systems necessary to assure their Y2K compliance.

8.   COMMITMENTS AND CONTINGENCIES

     Employment Agreements. Effective March 12, 1999, the Company entered into employment contracts with eight employees. The agreements also contain provisions that the employees will not compete with the Company in certain geographic territories for a period of two years beyond the terms of the employment contracts.

     Consulting Agreements. In April 1999, the Company entered into a consulting agreement with one organization and financial advisory agreements with two Texas corporations. These agreements included a provision for an aggregate of 275,000 shares of the restricted common stock of the Company to be sold to these three organizations at the par value of the stock. These shares were sold in May 1999.

                               BIOLYNX.COM, INC.
                       Notes To The Financial Statements

     Lease Agreement. Effective November 9, 1998, the Company entered into a lease for approximately 2,650 square feet of office space with a related party for $3,000 per month. The term of the lease is 36 months. Lease expense for the periods ended December 31, 1998 and September 30, 1999 were $6,000 and $27,000, respectively.

9.   STOCK OPTION PLAN

     At its organizational meeting on May 7, 1999, the Company set up the 1999 stock incentive compensation plan. Under the provisions of the Plan, the maximum number of shares of common stock which shall be available for issuance under the Plan shall not exceed in the aggregate the greater of 250,000 shares of the common stock or 15% of the issued shares of common stock as of the first day of the preceding calendar quarter. There have been no grants of stock options as of September 30, 1999.

10.  NEW ACCOUNTING STANDARD

     In June, 1997, the Financial Accounting standards Board issued Statement of Financial Accounting Standards Number 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. SFAS No. 130 was adopted by the Company at its inception. Initial adoption of this standard had no impact on the Company's financial statements.

11.  SUBSEQUENT EVENTS

     In October 1999, the Company's management signed an option agreement to acquire BioLynx Outsource Services, Inc. (Outsource) from an affiliate of the Company's majority shareholder. Outsource is a professional employer organization which offers small and midsize companies such services as payroll and benefits administration, health and workers' compensation insurance programs, personnel records management, and employee recruiting. The proposed purchase price is to be based on a multiple of the average gross profit earned by the Company during the four weeks prior to closing of this transaction, and is expected to be approximately $1.5 million, with a cash down payment due at closing of $500,000 and the remainder paid in convertible preferred stock of the Company bearing an 8% non-cumulative annual dividend. The preferred stock will, at the option of the shareholder, be convertible into common stock at face value plus unpaid dividends at the rate of $3.30 per share of common stock. This transaction could close as early as December 31, 1999.

     In addition, Outsource has signed an option agreement to acquire all of the leased employee contracts of Alamo Commercial Group, Inc. (Alamo), another affiliate of the Company's majority shareholder. Alamo is a professional employer organization which offers small and midsize companies such services as payroll and benefits administration, health and workers' compensation insurance programs, personnel records management, and employee recruiting. The proposed purchase price is to be based on a multiple of the average gross profit earned by the Company during the four weeks prior to closing of this transaction, and is expected to be approximately $3,400,000 million, with a cash down payment due at closing of $1 million, and the remainder paid in convertible preferred stock of the Company bearing an 8% non-cumulative annual dividend. The preferred stock will, at the option of the shareholder, be convertible into common stock at face value plus unpaid dividends at the rate of $3.30 per share of common share. This transaction could close as early as December 31, 1999.

     Also in November 1999, the Company granted an option to affiliates of its majority shareholder whereby the affiliates would have the option to convert all unrepaid advances made by the affiliates through November 19, 1999 to preferred stock, which could be convertible into common stock at a rate of $3.30 per common share. This option agreement expires on March 31, 1999. At
September 30, 1999, unrepaid advances from the affiliates amounted to $173,651.

-------------------------------------------------------------------------------

     , 2000

                          [LOGO OF BIOLYNX.COM, INC.]

                       1,000,000 Shares of Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                       AURORA FINANCIAL SERVICES, L.L.C.

-------------------------------------------------------------------------------
We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of BioLynx.Com, Inc. have not changed since the date hereof.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Until      , 2000, all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

                                    PART II

                    Information Not Required in prospectus


Item 24.  Indemnification of Directors and Officers

     BioLynx.Com's Articles provide that any person who at any time shall serve or shall have served, as a director, officer, employee, or agent of BioLynx.Com, or of any other enterprise at the request of BioLynx.Com, and the heirs, executors, and administrators of such person, shall be indemnified by BioLynx.Com against all costs and expenses (including but not limited to counsel fees, amounts or judgments paid, and amounts paid in settlement) reasonably incurred in connection with the defense of any claim, action, suit, or proceeding, whether civil, criminal, administrative, or other, in which he may be involved by virtue of such person being or having been such director, officer, employee, or agent, provided, however, that such indemnity shall not be operative with respect to (1) any matter as to which such person shall have been finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer, employee, or agent, or (2) any matter settled or compromised, unless in the opinion of independent counsel selected by or in a manner determined by the Board of Directors, there is not reasonable ground for such person being adjudged liable for negligence or misconduct in the performance of his duties as such director, officer, employee, or agent, or (3) any amount paid or payable to BioLynx.Com or such other enterprise. The foregoing indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of shareholders, or otherwise. By its terms, and in accordance with applicable state law, however, this provision does not eliminate or limit the liability of a director of BioLynx.Com for any breach of duty based upon an act or omission (A) involving appropriation in violation of duty of any business opportunity of BioLynx.Com, (B) involving acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of the law, or (C) involving unlawful distributions or transactions from which the director derived an improper personal benefit. The Bylaws contain similar indemnification and limitation of liability provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling BioLynx.Com pursuant to the foregoing provisions, or otherwise, BioLynx.Com is aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the registrant. No expenses will be paid by the security holders.

     SEC Registration Fee..............................     $  1,056
     Printing and Engraving Expenses...................       25,000
     Selling Commissions (1)...........................      520,000
     Legal Fees and Expenses...........................       60,000
     Accounting Fees and Expenses......................       23,000
     Blue Sky Fees and Expenses........................       15,845
     Transfer Agent Fees...............................        3,500
     Miscellaneous.....................................       11,599
                                                            --------
       Total...........................................     $660,000
                                                            ========
_______________
(1) Does not include 25,000 shares of the common stock to be issued to Aurora Financial Services, L.L.C., which shares are valued at $100,000.

Item 26.  Recent Sales of Unregistered Securities

     Set forth below is certain information regarding securities that BioLynx.Com has sold in the past three years to directors ("D"), officers ("O"), employees ("E"), consultants ("C"), institutional investors ("I"), affiliates ("A"), and non-affiliates ("N").

     On May 7, 1999, in connection with the organization of BioLynx.Com, Inc. and the merger with BioLynx, Inc., the company issued an aggregate of 3,000,000 shares of the common stock to Patrick E. Tolle (D, O), Andrew Fitch-Wallish (D,
O), and John D. Walker II (D, O). Messrs. Tolle and Fitch-Wallish paid to the company, in the aggregate, $750 in cash for their shares. Mr. Walker paid $1.00, in cash to the company, plus services previously rendered to BioLynx, Inc. in the amount of $1,000 for his shares. At the same time, an aggregate of 675,000 shares of BioLynx.Com common stock (for a total consideration of $675 paid in cash) were issued to Whitsitt Oil Company, Inc. (I), R. F. Bearden, Inc.
(C), Texas Commercial Resources, Inc. (C), and Jazbermaine (C).

     Beginning on May 12, 1999 and ending on November 24, 1999, pursuant to a private placement conducted in conformity with Rule 506 of Regulation D promulgated under the Securities Act, BioLynx.Com sold 586,600 shares of the common stock, including 525,250 shares to 39 Accredited Investors and 61,350 shares to 19 Non-Accredited Investors. The purchase price for each share was $2.00, and the total amount raised by the company as a result of the private placement was $1,173,200. The shares were offered for sale by Aurora Financial Services, L.L.C., a registered broker-dealer, and its affiliated broker-dealers, as selling agents, which received a commission from the company in the amount of $93,888 and 20,000 shares of the common stock for their services in the placement of the shares.

     In addition to the foregoing, since May 12, 1999, the company has issued 665,000 shares of the common stock to seven shareholders (including 10,000 shares issued to Louis A. Ross, Ph.D., a director of the company, and 20,000 shares issued to Aurora Financial Services, L.L.C. in connection with the above described private placement), in exchange for consulting and financial advisory services rendered to the company having a value of $1,180,000, in the aggregate.

     Unless otherwise indicated above, the issuance of securities were exempt from registration under the Securities Act pursuant to Section 4(2) as transactions by an issuer not involving any public offering. In each instance, the purchaser had a pre-existing relationship with BioLynx.Com, was provided with, and/or had access to, current information regarding BioLynx.Com, and management reasonably believed that each purchaser had sufficient investment knowledge and experience to understand the risks and merits of investing in the securities of the company, or was represented by a person with such knowledge and experience. Moreover, all offers and sales of the securities were made without public solicitation, the certificates bear restrictive legends, and appropriate stop-transfer orders have been given to the company's transfer agent. No underwriter was involved in the transactions and no commissions were paid.

Item 27. Exhibits

     The following exhibits are filed as part of this registration statement:

     Exhibit No.                Identification of Exhibit
     ----------                 -------------------------
     1.1*          Agreement between Aurora Financial Services, L.L.C. and
                   BioLynx.Com, Inc. dated October 15, 1999.
     2.1*          Agreement and Plan of Merger between BioLynx, Inc. and
                   BioLynx.Com, Inc. dated May 7, 1999.
     2.2*          Articles of Merger between BioLynx, Inc. and BioLynx.Com,
                   Inc. filed May 12, 1999.
     3.1*          Articles of Incorporation of BioLynx, Inc. filed December
                   2, 1998.
     3.2*          Articles of Incorporation of BioLynx.Com, Inc. filed April
                   29, 1999.
     3.3*          Amendment to Articles of Incorporation of BioLynx.Com, Inc.
                   filed October 7, 1999.
     3.4*          Bylaws.
     4*            See Exhibits 3.1, 3.2, 3.3, and 3.4.
     5*            Opinion Regarding Legality.
     10.1*         Employment Contract dated March 15, 1999 between BioLynx,
                   Inc. and John D Walker II.
     10.2*         Employment Contract dated March 12, 1999 between BioLynx,
                   Inc. and Patrick E. Tolle.
     10.3*         Employment Contract dated March 12, 1999 between BioLynx,
                   Inc. and Andrew Fitch-Wallish.
     10.4*         Employment Contract dated March 12, 1999 between BioLynx,
                   Inc. and Charles E. Pircher.
     10.5*         Employment Contract dated March 12, 1999 between BioLynx,
                   Inc. and Gregory W. Schlather.
     10.6*         Employment Contract dated March 12, 1999 between BioLynx,
                   Inc. and Larry Roy.
     10.7*         Confidentiality Agreement dated November 1, 1999 between
                   BioLynx.Com, Inc and Barbara A. Bean.
     10.8*         Employment Contract dated November 1, 1999 between BioLynx.
                   Com, Inc. and Barbara A. Bean.
     10.9*         Employment Contract dated November 11, 1999 between BioLynx.
                   Com, Inc. and Margaret A. Rice.
     10.10*        Confidentiality Agreement dated November 11, 1999 between
                   BioLynx.Com, Inc. and Margaret A. Rice.
     10.11*        BioLynx.Com, Inc. 1999 Stock Incentive Compensation Plan
                   dated May 7, 1999
     10.12*        Letter Agreement dated March 31, 1999 between Aurora
                   Financial Services, L.L.C. and BioLynx, Inc. with respect to a private placement of 500,000 shares of common stock.
     10.13*        Registration Rights Agreement between BioLynx, Inc. and
                   Aurora Financial Services, L.L.C. dated April 16, 1999.
     10.14*        Convertible Subordinated Debenture dated April 16, 1999 in the amount of $1,107,523, in favor of John D. Walker II.
     10.15*        Consulting Agreement dated May 7, 1999 between BioLynx.Com,
                   Inc. and Jazbermaine.
     10.16*        Financial Advisory Agreement dated May 7, 1999 between
                   BioLynx.Com, Inc. and R. F. Bearden Associates, Inc.
     10.17*        Financial Advisory Agreement dated May 7, 1999 between
                   BioLynx.Com, Inc. and Texas Commercial Resources, Inc.

     10.18*        Letter Agreement between BioLynx.Com, Inc. and Recognition
                   Systems, Inc dated November 18, 1999 with respect to the
                   sale of biometric hand readers.
     10.19*        Option to Purchase Stock Agreement dated October 1, 1999
                   between BioLynx.Com, Inc., BioLynx Outsource Services, Inc., and United Capital Investment Group, Inc.
     10.20*        Option to Purchase Employee/Customer Base dated October 1,
                   1999 between BioLynx Outsource Services, Inc. and Alamo
                   Commercial Group, Inc.
     10.21*        Amended Option to Purchase Stock Agreement dated December 1,
                   1999 between BioLynx.Com, Inc., BioLynx Outsource Services,
                   Inc., and United Capital Investment Group, Inc.
     10.22*        Amended Option to Purchase Employee/Customer Base dated
                   December 1, 1999 between BioLynx Outsource Services, Inc. and
                   Alamo Commercial Group, Inc.
     10.23*        Stock Purchase Warrant dated October 6, 1999 between
                   BioLynx.Com, Inc. an Travis Morgan Securities, Inc.
     10.24*        Stock Purchase Warrant dated December 1, 1999 between
                   BioLynx.Com, Inc. a Travis Morgan Securities, Inc.
     10.25*        Acknowledgment of Debt dated December 1, 1999 between
                   BioLynx.Com, Inc., John D. Walker, II, United Capital
                   Investment Group, Inc., and Alamo Commercial Group, Inc.
     10.26*        Escrow Agreement dated December 1, 1999 between BioLynx.Com,
                   Inc. and Sterling Bank.
     11*           Computation of Per Share Earnings.
     15*           See Exhibit 23.2.
     23.1*         Consent of Counsel (included in Exhibit 5).
     23.2*         Consent of John M. James, CPA.
     27*           Financial Data Schedule.
______________
*  Filed herewith.

Item 28.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required in Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

          (4) That for purposes of determining any liability under the Securities Act, (i) the information omitted from the prospectus filed as part of this registration statement, as permitted by Rule 430A of the Securities Act and to be contained in the form of prospectus to be filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be incorporated by reference into this registration statement at the time it is declared effective, and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the registration statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 6th day of December, 1999.

                                              BIOLYNX.COM, INC.



                                              By  /s/ John D. Walker II
                                                  ----------------------------
                                                  John D. Walker II, President
                                                  and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

       Signature                                   Title                                       Date
       ---------                                   -----                                       ----
/s/ John D. Walker II                    Chairman of the Board and                      December 6, 1999
--------------------------
JOHN D. WALKER II                                President


/s/ Patrick E. Tolle                  Vice President, Chief Operating                   December 6, 1999
--------------------------
PATRICK E. TOLLE                             Officer, Secretary,
                                           Treasurer, and Director

/s/ Andrew Fitch-Wallish                Vice President and Director                     December 6, 1999
--------------------------
ANDREW FITCH-WALLISH


/s/ Barbara A. Bean                         Chief Financial Officer                     December 6, 1999
--------------------------
BARBARA A. BEAN


/s/ Louis A. Ross, Ph.D.                           Director                             December 6, 1999
--------------------------
LOUIS A. ROSS, Ph.D.


/s/ Wren Alexander                                 Director                             December 6, 1999
-------------------------
WREN ALEXANDER

                               INDEX TO EXHIBITS


                                                              Sequentially
Exhibit No.            Identification of Exhibit             Numbered Pages
-----------            -------------------------             --------------
     1.1*       Agreement between Aurora Financial
                Services, L.L.C. and BioLynx.Com, Inc.
                dated October 15, 1999.
     2.1*       Agreement and Plan of Merger between
                BioLynx, Inc. and BioLynx.Com, Inc.
                dated May 7, 1999.
     2.2*       Articles of Merger between BioLynx,
                Inc. and BioLynx.Com, Inc. filed May
                12, 1999.
     3.1*       Articles of Incorporation of BioLynx,
                Inc. filed December 2, 1998.
     3.2*       Articles of Incorporation of BioLynx.
                Com, Inc. filed April 29, 1999.
     3.3*       Amendment to Articles of Incorporation
                of BioLynx.Com, Inc. filed
                October 7, 1999.
     3.4*       Bylaws.
     4*         See Exhibits 3.1, 3.2, 3.3, and 3.4.
     5*         Opinion Regarding Legality.
     10.1*      Employment Contract dated March 15,
                1999 between BioLynx, Inc. and
                John D. Walker II.
     10.2*      Employment Contract dated March 12,
                1999 between BioLynx, Inc. and
                Patrick E. Tolle.
     10.3*      Employment Contract dated March 12, 1999
                between BioLynx, Inc. and
                Andrew Fitch-Wallish.
     10.4*      Employment Contract dated March 12, 1999
                between BioLynx, Inc. and
                Charles E. Pircher.
     10.5*      Employment Contract dated March 12, 1999
                between BioLynx, Inc. and
                Gregory W. Schlather.
     10.6*      Employment Contract dated March 12, 1999
                between BioLynx, Inc. and Larry Roy.
     10.7*      Confidentiality Agreement dated November 1,
                1999 between BioLynx.Com, Inc.
                and Barbara A. Bean.
     10.8*      Employment Contract dated November 1,
                1999 between BioLynx.Com, Inc. and
                Barbara A. Bean.
     10.9*      Employment Contract dated November 11,
                1999 between BioLynx.Com, Inc. and
                Margaret A. Rice.
     10.10*     Confidentiality Agreement dated November 11,
                1999 between BioLynx.Com, Inc.
                and Margaret A. Rice.
     10.11*     BioLynx.Com, Inc. 1999 Stock Incentive
                Compensation Plan dated May 7, 1999.
     10.12*     Letter Agreement dated March 31, 1999 between
                Aurora Financial Services, L.L.C. and BioLynx,
                Inc. with respect to a private placement of 500,000 shares of common stock.
     10.13*     Registration Rights Agreement between
                BioLynx, Inc. and Aurora Financial
                Services, L.L.C. dated April 16, 1999.
     10.14*     Convertible Subordinated Debenture dated
                April 16, 1999 in the amount of
                $1,107,523, in favor of John D. Walker II.

                                                                 Sequentially
Exhibit No.            Identification of Exhibit                Numbered Pages
-----------            -------------------------                --------------
   10.15*       Consulting Agreement dated May 7, 1999
                between BioLynx.Com, Inc. and Jazbermaine.
   10.16*       Financial Advisory Agreement dated May 7,
                1999 between BioLynx.Com, Inc. and
                R. F. Bearden Associates, Inc.
   10.17*       Financial Advisory Agreement dated May 7,
                1999 between BioLynx.Com, Inc. and Texas
                Commercial Resources, Inc.
   10.18*       Letter Agreement between BioLynx.Com, Inc.
                and Recognition Systems, Inc. dated
                November 18, 1999 with respect to
                the sale of biometric hand readers.
   10.19*       Option to Purchase Stock Agreement dated
                October 1, 1999 between BioLynx.Com, Inc.,
                BioLynx Outsource Services, Inc., and
                United Capital Investment Group, Inc.
   10.20*       Option to Purchase Employee/Customer Base
                dated October 1, 1999 between BioLynx Outsource
                Services, Inc. and Alamo Commercial Group, Inc.
   10.21*       Amended Option to Purchase Stock Agreement
                dated December 1, 1999 between BioLynx.Com,
                Inc., BioLynx Outsource Services, Inc.,
                and United Capital Investment Group, Inc.
   10.22*       Amended Option to Purchase Employee/Customer
                Base dated December 1, 1999 between BioLynx
                Outsource Services, Inc. and Alamo Commercial
                Group, Inc.
   10.23*       Stock Purchase Warrant dated October 6, 1999
                between BioLynx.Com, Inc. and Travis Morgan
                Securities, Inc.
   10.24*       Stock Purchase Warrant dated December 1, 1999
                between BioLynx.Com, Inc. and Travis Morgan
                Securities, Inc.
   10.25*       Acknowledgment of Debt dated December 1, 1999
                between BioLynx.Com, Inc., John D. Walker, II,
                United Capital Investment Group, Inc., and Alamo
                Commercial Group, Inc.
   10.26*       Escrow Agreement dated December 1, 1999
                between BioLynx.Com, Inc. and Sterling Bank.
   11*          Computation of Per Share Earnings.
   15*          See Exhibit 23.2.
   23.1*        Consent of Counsel (included in Exhibit 5).
   23.2*        Consent of John M. James, CPA.
   27*          Financial Data Schedule.

*  Filed herewith.